Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel;

and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

As at October 31, 2012, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109 and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting is set forth on page 118.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer	December 4, 2012

116	BMO Financial Group 195th Annual Report 2012

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “bank”), which comprise the consolidated balance sheets as at October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the bank as at October 31, 2012, October 31, 2011 and November 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the bank’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 4, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of the bank’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

December 4, 2012

Toronto, Canada

BMO Financial Group 195th Annual Report 2012	117

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the bank as of October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 4, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

December 4, 2012

Toronto, Canada

118	BMO Financial Group 195th Annual Report 2012

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2012	2011
Interest, Dividend and Fee Income
Loans	$11,141	$10,203
Securities (Note 3)	2,265	2,176
Deposits with banks	239	145
	13,645	12,524
Interest Expense
Deposits	2,578	2,693
Subordinated debt	165	157
Capital trust securities (Note 18)	51	76
Other liabilities	2,043	2,124
	4,837	5,050
Net Interest Income	8,808	7,474
Non-Interest Revenue
Securities commissions and fees	1,146	1,215
Deposit and payment service charges	929	834
Trading revenues	1,025	549
Lending fees	641	593
Card fees	708	689
Investment management and custodial fees	725	496
Mutual fund revenues	647	633
Underwriting and advisory fees	442	512
Securities gains, other than trading (Note 3)	152	189
Foreign exchange, other than trading	153	130
Insurance income	335	283
Other	419	346
	7,322	6,469
Total Revenue	16,130	13,943
Provision for Credit Losses (Note 4)	765	1,212
Non-Interest Expense
Employee compensation (Notes 22 and 23)	5,628	4,827
Premises and equipment (Note 11)	1,916	1,578
Amortization of intangible assets (Note 13)	339	231
Travel and business development	491	382
Communications	301	259
Business and capital taxes	46	51
Professional fees	593	624
Other	924	789
	10,238	8,741
Income Before Provision for Income Taxes	5,127	3,990
Provision for income taxes (Note 24)	938	876
Net Income	$4,189	$3,114
Attributable to:
Bank shareholders	4,115	3,041
Non-controlling interest in subsidiaries (Note 18)	74	73
Net Income	$4,189	$3,114
Earnings Per Share (Canadian $) (Note 25)
Basic	$6.18	$4.90
Diluted	6.15	4.84

The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 195th Annual Report 2012	119

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Net income	$4,189	$3,114
Other Comprehensive Income (Loss)
Net change in unrealized (losses) on available-for-sale securities
Unrealized gains on available-for-sale securities arising during the year (net of income tax (provision) of $(13) and $(11))	24	18
Reclassification to earnings of (gains) in the year (net of income tax provision of $39 and $51)	(81)	(104)
	(57)	(86)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $10 and $(137))	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $38 and $9)	(107)	(21)
	(169)	307
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $13 and $(26))	(35)	123
	40	33
Other Comprehensive Income (Loss)	(186)	254
Total Comprehensive Income	$4,003	$3,368
Attributable to:
Bank shareholders	3,929	3,295
Non-controlling interest in subsidiaries (Note 18)	74	73
Total Comprehensive Income	$4,003	$3,368
The accompanying notes are an integral part of these consolidated financial statements.

120	BMO Financial Group 195th Annual Report 2012

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2012	2011	November 1, 2010
Assets
Cash and Cash Equivalents (Note 2)	$19,941	$19,676	$17,460
Interest Bearing Deposits with Banks (Note 2)	6,341	5,980	5,157
Securities (Note 3)
Trading	70,109	69,925	72,704
Available-for-sale	56,382	51,426	45,924
Held-to-maturity	875	–	–
Other	958	764	884
	128,324	122,115	119,512
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	44,238	37,970	28,102
Loans (Notes 4 and 8)
Residential mortgages	87,870	81,075	74,782
Consumer instalment and other personal	61,436	59,445	51,159
Credit cards	7,814	8,038	7,777
Businesses and governments	93,175	84,883	66,512
	250,295	233,441	200,230
Customers’ liability under acceptances	8,019	7,227	7,001
Allowance for credit losses (Note 4)	(1,706)	(1,783)	(1,964)
	256,608	238,885	205,267
Other Assets
Derivative instruments (Note 10)	48,071	55,113	49,086
Premises and equipment (Note 11)	2,120	2,061	1,507
Goodwill (Note 13)	3,717	3,649	1,619
Intangible assets (Note 13)	1,552	1,562	812
Current tax assets	1,293	1,319	1,459
Deferred tax assets (Note 24)	2,906	3,355	1,078
Other (Note 14)	10,338	8,890	6,651
	69,997	75,949	62,212
Total Assets	$525,449	$500,575	$437,710
Liabilities and Equity
Deposits (Note 15)
Banks	$17,290	$20,877	$19,409
Businesses and governments	185,182	159,209	131,892
Individuals	121,230	122,287	99,043
	323,702	302,373	250,344
Other Liabilities
Derivative instruments (Note 10)	48,736	50,934	47,632
Acceptances (Note 16)	8,019	7,227	7,001
Securities sold but not yet purchased (Note 16)	23,439	20,207	14,245
Securities lent or sold under repurchase agreements (Note 16)	39,737	32,078	40,987
Current tax liabilities	404	591	570
Deferred tax liabilities (Note 24)	171	314	332
Other (Note 16)	46,596	52,846	49,953
	167,102	164,197	160,720
Subordinated Debt (Note 17)	4,093	5,348	3,776
Capital Trust Securities (Note 18)	462	821	1,187
Equity
Share capital (Note 20)	14,422	14,193	9,498
Contributed surplus	213	113	91
Retained earnings	13,540	11,381	10,181
Accumulated other comprehensive income	480	666	412
Total shareholders’ equity	28,655	26,353	20,182
Non-controlling interest in subsidiaries	1,435	1,483	1,501
Total Equity	30,090	27,836	21,683
Total Liabilities and Equity	$525,449	$500,575	$437,710

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 195th Annual Report 2012	121

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Preferred Shares (Note 20)
Balance at beginning of year	$2,861	$2,571
Issued during the year	–	290
Redeemed during the year	(396)	–
Balance at End of Year	2,465	2,861
Common Shares (Note 20)
Balance at beginning of year	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	543	179
Issued under the Stock Option Plan (Note 22)	80	122
Issued on the exchange of shares of a subsidiary corporation	2	1
Issued on the acquisition of a business (Note 12)	–	4,103
Balance at End of Year	11,957	11,332
Contributed Surplus
Balance at beginning of year	113	91
Stock option expense/exercised (Note 22)	4	22
Foreign exchange on redemption of preferred shares (Note 20)	96	–
Balance at End of Year	213	113
Retained Earnings
Balance at beginning of year	11,381	10,181
Net income attributable to Bank shareholders	4,115	3,041
Dividends – Preferred shares (Note 20)	(136)	(146)
– Common shares (Note 20)	(1,820)	(1,690)
Share issue expense	–	(5)
Balance at End of Year	13,540	11,381
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	322	408
Unrealized gains on available-for-sale securities arising during the year (net of income tax (provision) of $(13) and $(11))	24	18
Reclassification to earnings of (gains) in the year (net of income tax provision of $39 and $51)	(81)	(104)
Balance at End of Year	265	322
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	311	4
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $10 and $(137))	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $38 and $9)	(107)	(21)
Balance at End of Year	142	311
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	33	–
Unrealized gain (loss) on translation of net foreign operations	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $13 and $(26))	(35)	123
Balance at End of Year	73	33
Total Accumulated Other Comprehensive Income	480	666
Total Shareholders’ Equity	$28,655	$26,353
Non-controlling Interest in Subsidiaries
Balance at beginning of year	1,483	1,501
Net income attributable to non-controlling interest	74	73
Dividends to non-controlling interest	(73)	(71)
Other	(49)	(20)
Balance at End of Year	1,435	1,483
Total Equity	$30,090	$27,836

The accompanying notes are an integral part of these consolidated financial statements.

122	BMO Financial Group 195th Annual Report 2012

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Cash Flows from Operating Activities
Net income	$4,189	$3,114
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	5	4
Net (gain) on securities, other than trading (Note 3)	(157)	(193)
Net (increase) decrease in trading securities	(251)	1,987
Provision for credit losses (Note 4)	765	1,212
Change in derivative instruments – (Increase) decrease in derivative asset	6,651	(6,621)
– Increase (decrease) in derivative liability	(1,840)	4,015
Amortization of premises and equipment (Note 11)	364	307
Amortization of intangible assets (Note 13)	339	231
Net decrease in deferred income tax asset	486	163
Net (decrease) in deferred income tax liability	(143)	(245)
Net decrease in current income tax asset	37	109
Net increase (decrease) in current income tax liability	(182)	27
Change in accrued interest – (Increase) decrease in interest receivable	10	(19)
– Increase (decrease) in interest payable	(109)	62
Changes in other items and accruals, net	(6,240)	(270)
Net increase in deposits	19,331	15,129
Net (increase) in loans	(17,745)	(4,917)
Net increase in securities sold but not yet purchased	3,243	6,143
Net increase (decrease) in securities lent or sold under repurchase agreements	8,092	(8,648)
Net (increase) in securities borrowed or purchased under resale agreements	(6,587)	(9,974)
Net Cash Provided by Operating Activities	10,258	1,616
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(637)	(3,466)
Proceeds from issuance of Covered Bonds	2,000	3,495
Proceeds from issuance (repayment) of subordinated debt	(1,200)	1,500
Redemption of preferred shares	(396)	–
Proceeds from issuance of preferred shares (Note 20)	–	290
Redemption of Capital Trust Securities (Note 18)	(400)	(400)
Share issue expense	–	(5)
Proceeds from issuance of common shares (Note 20)	88	129
Cash dividends paid	(1,419)	(1,663)
Cash dividends paid to non-controlling interest	(73)	(71)
Net Cash (Used in) Financing Activities	(2,037)	(191)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(347)	967
Purchases of securities, other than trading	(37,960)	(27,093)
Maturities of securities, other than trading	12,672	11,958
Proceeds from sales of securities, other than trading	18,868	15,869
Premises and equipment – net purchases	(366)	(368)
Purchased and developed software – net purchases	(313)	(271)
Purchase of Troubled Asset Relief Program preferred shares and warrants	–	(1,642)
Acquisitions (Note 12)	(21)	677
Net Cash Provided by (Used in) Investing Activities	(7,467)	97
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(489)	694
Net Increase in Cash and Cash Equivalents	265	2,216
Cash and Cash Equivalents at Beginning of Year	19,676	17,460
Cash and Cash Equivalents at End of Year	$19,941	$19,676
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$18,347	$18,320
Cheques and other items in transit, net	1,594	1,356
	$19,941	$19,676
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,948	$4,951
Amount of income taxes paid in the year	$654	$787
Amount of interest and dividend income received in the year	$13,555	$12,438

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 195th Annual Report 2012	123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Bank of Montreal (“the bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. We are a highly diversified financial services provider and provide a broad range of retail banking, wealth management and investment banking products and services.

We have prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is our first year of reporting in accordance with IFRS, and accordingly IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as previously defined and as described in the notes to our consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report. Canadian GAAP, as previously defined, differs from IFRS in some areas. To comply with IFRS, we have amended certain accounting policies, classifications, measurements, presentations and disclosures previously applied in the Canadian GAAP financial statements.

As required under IFRS, we have:

•	provided comparative financial information, including an opening balance sheet as at the transition date;
•	retroactively applied all IFRS, other than in respect of elections taken under IFRS 1; and
•	applied all mandatory exceptions as applicable for first-time adopters of IFRS.

Note 30 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS in the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows.

Our consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; financial instruments designated at fair value through profit or loss; available-for-sale financial assets; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities, defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2012.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2012. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, associates and special purpose entities (“SPEs”). Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. We also hold interests in SPEs, which we consolidate where we control the SPE. These are more fully described in Note 9. All of the assets, liabilities, revenues and expenses of our subsidiaries, consolidated SPEs and our proportionate share of the assets, liabilities, revenues and expenses of our joint venture are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. They are recorded as securities, other in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

Non-controlling interest in subsidiaries is presented in the Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in the Consolidated Statement of Income. Included in non-controlling interest in subsidiaries as at October 31, 2012 were capital trust securities including accrued interest totalling $1,060 million ($1,085 million in 2011) and 7.375% preferred shares of US$250 million (US$250 million in 2011) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that form part of our Tier 1 regulatory capital.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	124	18	Capital Trust Securities	154
2	Cash Resources and Interest Bearing Deposits with Banks	127	19 20	Interest Rate Risk Share Capital	154 156
3	Securities	127	21	Capital Management	157
4	Loans, Customers’ Liability under Acceptances and		22	Employee Compensation – Stock-Based Compensation	158
	Allowance for Credit Losses	131	23	Employee Compensation –
5 6	Other Credit Instruments Risk Management	134 134		Pension and Other Employee Future Benefits	160
7	Guarantees	137	24	Income Taxes	164
8	Asset Securitization	138	25	Earnings Per Share	166
9 10	Special Purpose Entities Derivative Instruments	139 140	26	Operating and Geographic Segmentation	167
11	Premises and Equipment	147	27	Related Party Transactions	168
12 13	Acquisitions Goodwill and Intangible Assets	148 149	28	Provisions and Contingent Liabilities	169
14 15	Other Assets Deposits	150 151	29	Fair Value of Financial Instruments	170
16	Other Liabilities	152	30	Transition to International Financial Reporting Standards	177
17	Subordinated Debt	153

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activity and related income taxes are reclassified to profit or loss as part of the gain or loss on disposition. All other foreign currency translation

124	BMO Financial Group 195th Annual Report 2012

gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at the inception of the contract and the rate at the end of the contract) being recorded in interest income (expense) over the term of the hedge.

Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Dividend and Fee Income

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Use of Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; purchased loans; acquired deposits; impairment of assets other than loans; goodwill and intangible assets; pension and other employee future benefits; insurance-related liabilities; income taxes; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively. Note 29 discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for credit losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

Purchased loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (“PCI loans”), both of which are recorded at fair value at the time of acquisition. Determining fair value involved estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of interest and principal was no longer reasonably assured as at the date of acquisition. Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan.

Subsequent to the determination of the initial fair value, the purchased performing loans are subject to the credit review processes applied to loans we originate.

Additional information regarding the accounting for purchased loans is included in Note 4.

Acquired deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Additional information on the accounting for deposits is included in Note 15.

Pension and other employee future benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

BMO Financial Group 195th Annual Report 2012	125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 23.

Impairment

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity securities, available-for-sale securities and other securities and the determination of fair value is included in Note 3.

Income taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Additional information regarding our accounting for income taxes is included in Note 24.

Goodwill and intangible assets

For the purpose of impairment testing, goodwill is allocated to our cash generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of the CGU with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less costs to sell, and its value in use. Value in use is the present value of the expected future cash flows from a CGU. If the recoverable amount is less than its carrying value, an impairment loss is charged to income.

Fair value less costs to sell was used to perform the impairment test in 2012 and 2011. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

Additional information regarding goodwill is included in Note 13.

Insurance-related liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates, which may affect the valuation of policy benefit liabilities.

Additional information regarding insurance-related liabilities is included in Note 16.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 28.

Future Changes in IFRS Standards

Employee benefits

The International Accounting Standards Board (“IASB”) has revised the standard for employee benefits. Actuarial gains and losses will be recognized immediately in other comprehensive income and may no longer be deferred and amortized. Under the revised standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability), will be recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or by the plan. Under the existing standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Fair value measurement

The IASB has issued a new standard for fair value measurement that provides a common definition of fair value and establishes a framework for measuring fair value. This new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on how we determine fair value.

126	BMO Financial Group 195th Annual Report 2012

Consolidated financial statements

The IASB has issued a new standard for consolidation that will replace the existing standard. This new standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial results.

Investments in associates and joint ventures

The IASB has issued a new standard on accounting for investments in joint ventures to require that they be accounted for using the equity method. The new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on our future financial results.

Offsetting financial assets and financial liabilities

The IASB has issued amendments to the standards for the classification and disclosure of financial instruments that clarify that an entity currently has a legally enforceable right to offset if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning November 1, 2013, and the classification amendments are effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of these amendments on our presentation and disclosure.

Disclosure of interests in other entities

The IASB has issued a new standard for the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial disclosures.

Financial instruments

The IASB has released a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless they offset amounts recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has deferred the effective date of this new standard for two years from the originally proposed effective date, which will make it effective for our fiscal year beginning November 1, 2015. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2012	2011	November 1, 2010
Cash and deposits with banks (1)	18,347	18,320	16,785
Cheques and other items in transit, net	1,594	1,356	675
Total cash and cash equivalents	19,941	19,676	17,460
(1)	Deposits with banks include deposits with the Bank of Canada, the U.S. Federal Reserve and other banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $1,059 million as at October 31, 2012 ($817 million in 2011).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

BMO Financial Group 195th Annual Report 2012	127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2012 of $5,561 million ($4,965 million in 2011) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $286 million in non-interest revenue, insurance income, for the year ended October 31, 2012 (increase of $65 million in 2011). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle (our “structured credit vehicles”) at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2012 of $1,849 million ($3,317 million in 2011) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, trading revenues of $183 million for the year ended October 31, 2012 (decrease of $125 million in 2011). We recognized offsetting amounts for derivative contracts that are held to hedge changes in the fair value of these investments.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2012 of $654 million ($577 million in 2011) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading in our Consolidated Statement of Income of $41 million for the year ended October 31, 2012 (decrease of $29 million in 2011).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently re-measured at fair value with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity. These securities are initially recorded at fair value plus transaction costs and subsequently re-measured at amortized cost using the effective interest method. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting share) and certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

For equity securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the acquisition cost and current fair value, less any previously recognized impairment losses. The impairment loss on held-to-maturity securities is measured as the difference between the security’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge. For equity securities, previous impairment losses are not reversed through net income and any subsequent increases in fair value are recorded in other comprehensive income.

As at October 31, 2012, we had 248 available-for-sale securities (295 in 2011) with unrealized losses totalling $86 million (unrealized losses of $154 million in 2011). Of these available-for-sale securities, 28 have been in an unrealized loss position continuously for more than one year (20 in 2011), amounting to an unrealized loss position of $5 million (unrealized loss position of $8 million in 2011). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or overcollateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors, we have determined that there is no significant impairment.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2012 or 2011, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. Discussion of fair value measurement is included in Note 29.

128	BMO Financial Group 195th Annual Report 2012

(Canadian $ in millions, except as noted)	Term to maturity					2012	2011	November 1, 2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,794	2,689	1,731	1,340	1,725	11,279	14,029	12,437
Canadian provincial and municipal governments	913	594	448	1,821	1,739	5,515	6,015	3,914
U.S. federal government	1,336	3,574	1,181	572	389	7,052	5,875	8,061
U.S. states, municipalities and agencies	–	139	89	98	121	447	601	1,054
Other governments	88	142	291	–	–	521	1,149	1,366
Mortgage-backed securities and collateralized mortgage obligations	29	51	198	254	606	1,138	2,250	4,035
Corporate debt	2,484	1,789	2,833	2,461	4,752	14,319	13,567	13,967
Corporate equity (1)	1	1	–	–	29,836	29,838	26,439	27,870
Total trading securities	8,645	8,979	6,771	6,546	39,168	70,109	69,925	72,704
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	3,396	8,089	5,565	–	–	17,050	19,757	18,020
Fair value	3,431	8,230	5,616	–	–	17,277	20,195	18,270
Yield (%)	2.49	1.67	1.45	–	–	1.76	2.41	2.86
Canadian provincial and municipal governments
Amortized cost	365	504	848	904	21	2,642	1,484	1,623
Fair value	366	509	856	929	20	2,680	1,487	1,695
Yield (%)	0.83	0.90	1.86	2.78	3.08	1.86	2.14	2.19
U.S. federal government
Amortized cost	4,044	3,721	2,245	–	–	10,010	4,498	5,440
Fair value	4,045	3,725	2,329	–	–	10,099	4,670	5,658
Yield (%)	0.18	0.33	1.49	–	–	0.53	1.35	1.81
U.S. states, municipalities and agencies
Amortized cost	1,353	783	744	503	388	3,771	3,553	4,182
Fair value	1,354	810	758	536	389	3,847	3,627	4,257
Yield (%)	0.42	1.64	0.99	2.65	1.17	1.16	2.43	2.60
Other governments
Amortized cost	4,006	1,754	831	–	–	6,591	8,524	10,012
Fair value	4,006	1,758	832	–	–	6,596	8,529	10,041
Yield (%)	1.90	1.06	1.08	–	–	1.57	2.02	2.29
Mortgage-backed securities and collateralized mortgage obligations – Canada (2)
Amortized cost	425	7	–	–	–	432	856	795
Fair value	428	7	–	–	–	435	874	1,079
Yield (%)	5.66	4.30	–	–	–	5.64	2.31	1.42
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	5	22	6	685	5,606	6,324	5,022	652
Fair value	5	15	6	685	5,677	6,388	5,126	683
Yield (%)	0.60	1.03	4.29	0.61	1.45	1.36	2.03	4.27
Corporate debt
Amortized cost	351	3,327	3,589	398	59	7,724	5,455	3,324
Fair value	351	3,344	3,714	400	66	7,875	5,496	3,440
Yield (%)	1.09	0.91	1.78	3.18	3.58	1.46	1.50	2.08
Corporate equity (1)
Amortized cost	4	93	89	37	906	1,129	1,352	777
Fair value	11	99	99	45	931	1,185	1,422	801
Yield (%)	0.27	2.96	3.42	–	2.05	2.16	1.26	1.89
Total cost or amortized cost	13,949	18,300	13,917	2,527	6,980	55,673	50,501	44,825
Total fair value	13,997	18,497	14,210	2,595	7,083	56,382	51,426	45,924
Yield (%)	1.47	1.19	1.53	2.19	1.54	1.43	2.08	2.47
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	–	101	–	499	–	600	–	–
Fair value	–	101	–	499	–	600	–	–
Canadian provincial and municipal governments
Amortized cost	–	–	275	–	–	275	–	–
Fair value	–	–	275	–	–	275	–	–
Total cost or amortized cost	–	101	275	499	–	875	–	–
Total fair value	–	101	275	499	–	875	–	–
Other Securities
Carrying value	107	112	218	61	460	958	764	884
Fair value	107	112	218	61	628	1,126	918	916
Total carrying value or amortized cost of securities	22,701	27,492	21,181	9,633	46,608	127,615	121,190	118,413
Total carrying value of securities	22,749	27,689	21,474	9,701	46,711	128,324	122,115	119,512
Total by Currency (in Canadian $ equivalent)
Canadian dollar	10,865	13,558	10,996	6,020	36,390	77,829	76,085	66,034
U.S. dollar	9,544	13,534	9,742	3,677	10,067	46,564	39,197	44,399
Other currencies	2,340	597	736	4	254	3,931	6,833	9,079
Total securities	22,749	27,689	21,474	9,701	46,711	128,324	122,115	119,512

(1)	For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
(2)	These amounts are supported by insured mortgages.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

BMO Financial Group 195th Annual Report 2012	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses (Canadian $ in millions)	Available-for-sale securities			2012	Available-for-sale securities			2011	Available-for-sale securities			November 1, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	17,050	265	38	17,277	19,757	478	40	20,195	18,020	252	2	18,270
Canadian provincial and municipal governments	2,642	39	1	2,680	1,484	82	79	1,487	1,623	74	2	1,695
U.S. federal government	10,010	89	–	10,099	4,498	172	–	4,670	5,440	218	–	5,658
U.S. states, municipalities and agencies	3,771	83	7	3,847	3,553	76	2	3,627	4,182	77	2	4,257
Other governments	6,591	10	5	6,596	8,524	13	8	8,529	10,012	32	3	10,041
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	432	3	–	435	856	18	–	874	795	284	–	1,079
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,324	78	14	6,388	5,022	106	2	5,126	652	31	–	683
Corporate debt	7,724	169	18	7,875	5,455	56	15	5,496	3,324	138	22	3,440
Corporate equity	1,129	59	3	1,185	1,352	78	8	1,422	777	28	4	801
Total	55,673	795	86	56,382	50,501	1,079	154	51,426	44,825	1,134	35	45,924
(1)	These amounts are supported by insured mortgages.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2012	Available-for-sale securities in an unrealized loss position for					2011	Available-for-sale securities in an unrealized loss position for					November 1, 2010
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	38	811	–	–	38	811	40	4,635	–	–	40	4,635	2	326	–	–	2	326
Canadian provincial and municipal governments	1	107	–	–	1	107	79	255	–	–	79	255	2	254	–	–	2	254
U.S. federal government	–	1,155	–	–	–	1,155	–	351	–	–	–	351	–	666	–	–	–	666
U.S. states, municipalities and agencies	7	244	–	3	7	247	2	975	–	257	2	1,232	2	340	–	159	2	499
Other governments	1	2,455	4	1,059	5	3,514	6	3,864	2	413	8	4,277	–	1,154	3	3,189	3	4,343
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	41	–	4	–	45	–	5	–	–	–	5	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	14	1,551	–	–	14	1,551	2	668	–	–	2	668	–	19	–	2	–	21
Corporate debt	17	526	1	31	18	557	13	1,815	2	37	15	1,852	18	704	4	488	22	1,192
Corporate equity	3	17	–	2	3	19	4	62	4	4	8	66	1	4	3	30	4	34
Total	81	6,907	5	1,099	86	8,006	146	12,630	8	711	154	13,341	25	3,467	10	3,868	35	7,335
(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2012	2011
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)	1,621	1,492
Available-for-sale securities	561	626
Held-to-maturity securities	1	–
Other securities	82	58
	2,265	2,176
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	153	223
Gross realized losses	(24)	(85)
Other securities, net realized and unrealized gains	28	55
Impairment write-downs	(5)	(4)
Securities gains, other than trading (1)	152	189
Trading securities, net realized and unrealized gains (1) (2)	374	546
Total income from securities	2,791	2,911
(1)	The following income related to our insurance operation was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $253 million in 2012 ($226 million in 2011).
Securities gains, other than trading of $nil in 2012 ($15 million in 2011).
(2)	The following trading securities, net realized and unrealized gains are related to our insurance operations:
Trading securities, net realized and unrealized gains of $286 million in 2012 ($65 million in 2011).

130	BMO Financial Group 195th Annual Report 2012

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are recorded at amortized cost using the effective interest method except for purchased loans, which are described in the Purchased Loans section below. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

We amortize deferred loan origination costs that are directly attributable and incremental to the origination of a loan using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees, to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Residential mortgages are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected in its entirety on a timely basis. Generally, corporate and commercial loans are considered impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan.

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at October 31, 2012, there was $230 million in allowance for credit losses related to other credit instruments included in other liabilities ($228 million in 2011).

The allowance comprises the following two components:

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then approved by an independent credit officer.

To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.

Certain personal loans are individually identified as impaired; however, the provision for personal loans is calculated on a pooled basis, taking into account historical loss experience. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized and presented as interest income.

Collective Allowance

We maintain a collective allowance (previously referred to as the general allowance) in order to cover any impairment in the existing portfolio that cannot yet be associated with loans that are individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by OSFI. The collective allowance is reviewed on a quarterly basis. For purposes of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level of the collective allowance.

BMO Financial Group 195th Annual Report 2012	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The quantitative component consists of a collective allowance model which measures long-run expected losses based on probability of default and loss given default risk parameters. The loss experience is then adjusted to reflect qualitative factors such as management’s experienced credit judgment with respect to current macroeconomic and business conditions, portfolio specific considerations, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed.

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross loan balances at end of year	87,870	81,075	69,250	67,483	93,175	84,883	8,019	7,227	258,314	240,668
Specific allowance at beginning of year	74	52	59	47	426	481	–	10	559	590
Specific provision for credit losses	132	109	743	667	(113)	360	–	(10)	762	1,126
Recoveries	60	8	156	133	630	100	–	–	846	241
Write-offs	(173)	(92)	(883)	(784)	(538)	(454)	–	–	(1,594)	(1,330)
Foreign exchange and other	(17)	(3)	(13)	(4)	(67)	(61)	–	–	(97)	(68)
Specific allowance at end of year	76	74	62	59	338	426	–	–	476	559
Collective allowance at beginning of year	36	23	565	477	817	839	34	44	1,452	1,383
Collective provision for credit losses	11	13	59	88	(63)	(5)	(4)	(10)	3	86
Foreign exchange and other	–	–	–	–	5	(17)	–	–	5	(17)
Collective allowance at end of year	47	36	624	565	759	817	30	34	1,460	1,452
Total allowance	123	110	686	624	1,097	1,243	30	34	1,936	2,011
Comprised of: Loans	113	108	686	624	877	1,017	30	34	1,706	1,783
Other credit instruments (1)	10	2	–	–	220	226	–	–	230	228
Net loan balances at end of year	87,757	80,967	68,564	66,859	92,298	83,866	7,989	7,193	256,608	238,885
(1)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
(2)	Interest income on impaired loans of $159 million was recognized for the year ended October 31, 2012 ($97 million in 2011).
(3)	Restructured loans of $91 million were classified as performing during the year ended October 31, 2012 ($73 million in 2011). Restructured loans of $73 million and $30 million were written off in the years ended October 31, 2012 and 2011, respectively.
Included in loans as at October 31, 2012 are $75,677 million ($72,211 million in 2011) of loans denominated in U.S. dollars and $622 million ($723 million in 2011) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount			Specific allowance (2)			Collective allowance (3)			Net amount
	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010
By geographic region (1):
Canada	189,603	172,320	164,484	263	245	257	660	640	666	188,680	171,435	163,561
United States	63,969	63,687	37,670	166	257	282	599	629	717	63,204	62,801	36,671
Other countries	4,742	4,661	5,077	18	12	42	–	–	–	4,724	4,649	5,035
Total	258,314	240,668	207,231	447	514	581	1,259	1,269	1,383	256,608	238,885	205,267

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $29 million for other credit instruments ($45 million in 2011), which is included in other liabilities.
(3)	Excludes collective allowance of $201 million for other credit instruments ($183 million in 2011), which is included in other liabilities.

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount			Specific allowance (3)			Net of specific allowance
	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010
Residential mortgages	583	471	499	66	72	52	517	399	447
Consumer instalment and other personal loans	401	288	222	62	59	47	339	229	175
Business and government loans	1,992	1,926	2,173	319	383	482	1,673	1,543	1,691
Total (1)	2,976	2,685	2,894	447	514	581	2,529	2,171	2,313
By geographic region (2):
Canada	886	957	952	263	245	257	623	712	695
United States	2,047	1,714	1,860	166	257	282	1,881	1,457	1,578
Other countries	43	14	82	18	12	42	25	2	40
Total	2,976	2,685	2,894	447	514	581	2,529	2,171	2,313

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $29 million for other credit instruments ($45 million in 2011), which is included in other liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $546 million and $544 million as at October 31, 2012 and 2011, respectively.

Specific provisions for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans (2)		Total
For the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011
By geographic region (1):
Canada	14	16	476	505	124	142	614	663
United States	118	93	267	162	(234)	209	151	464
Other Countries	–	–	–	–	(3)	(1)	(3)	(1)
Total	132	109	743	667	(113)	350	762	1,126
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Includes provisions relating customers’ liability under acceptances in the amount of $nil and $(10) million in 2012 and 2011, respectively.

132	BMO Financial Group 195th Annual Report 2012

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value (less costs to sell or distribute). Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2012, we foreclosed on impaired loans and received $438 million of real estate properties that we classified as held for sale ($304 million in 2011).

As at October 31, 2012, real estate properties held for sale totalled $425 million ($486 million in 2011). These properties are disposed of when considered appropriate. During the year ended October 31, 2012, we recorded an impairment loss of $36 million on real estate properties classified as held for sale ($12 million in 2011).

Restructured Loans

From time to time we restructure loans classified as impaired due to the poor financial condition of the borrower. The carrying value of our restructured loans was $367 million as at October 31, 2012 ($298 million in 2011).

Impaired Loans

Our average gross impaired loans and acceptances were $2,812 million for the year ended October 31, 2012 ($2,613 million in 2011). Our average impaired loans, net of the specific allowance, were $2,296 million for the year ended October 31, 2012 ($2,053 million in 2011).

During the year ended October 31, 2012, we recorded a net gain of $4 million (net loss of $31 million in 2011) on the sale of impaired loans.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate insured mortgages of $49,251 million as at October 31, 2012 ($47,974 million in 2011). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at October 31, 2012 ($nil in 2011).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The incurred credit losses will be re-measured at each reporting period, consistent with our methodology for the collective allowance, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

For loans with revolving terms, the interest rate mark and the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we record a collective allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the collective allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in net interest income during the period in which the loan is repaid.

As at October 31, 2012, the remaining amount of purchased performing loans on the balance sheet was $21.1 billion ($26.5 billion in 2011). As at October 31, 2012, the remaining credit mark on performing term loans, revolving loans and other performing loans was $849 million, $301 million and $23 million, respectively ($1,497 million, $589 million and $47 million, respectively, in 2011). Of the total credit mark for performing loans of $1,173 million, $593 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized is $580 million, and this amount will be recognized in either net interest income or collective provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan. As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in the provision for credit losses during the period in which the loan is repaid.

As at October 31, 2012, the remaining amount of purchased credit impaired loans on the balance sheet was $1.2 billion ($1.7 billion in 2011). As at October 31, 2012, the remaining credit mark related to purchased credit impaired loans was $445 million ($1,209 million in 2011).

Unfunded Commitments and Letters of Credit Acquired

As part of our acquisition of M&I, we recorded a liability related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at October 31, 2012, the remaining credit mark on unfunded commitments and letters of credit acquired was $99 million ($178 million in 2011).

BMO Financial Group 195th Annual Report 2012	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

We recorded new provisions for credit losses and recoveries of $6 million and $33 million, respectively, for the year ended October 31, 2012 ($25 million and $23 million, respectively, in 2011). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2012	2011
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	11,851	11,880
Securities lending	1,531	3,037
Documentary and commercial letters of credit	999	1,218
Commitments to extend credit (1)
– Original maturity of one year and under	14,161	23,960
– Original maturity of over one year	45,824	35,718
Total	74,366	75,813
(1)	Commitments to extend credit exclude personal lines of credit and credit card lines of credit that are unconditionally cancellable at our discretion.

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk arising from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 80 to 81 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured in the “individual” sector, comprising $177.6 billion ($163.5 billion in 2011). Additional information on the composition of our loans and derivative exposure is disclosed in Notes 4 and 10, respectively.

Basel II Framework

We use the Basel II Framework for our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk weighted assets in our portfolio except for loans acquired through our M&I acquisition, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is based on management’s best estimate.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

134	BMO Financial Group 195th Annual Report 2012

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo style transactions is the total amount drawn, adding back any write-offs.
•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry, as at October 31, 2012 and 2011, based on the Basel II classifications is as follows:

Credit Exposure by Industry

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo style transactions		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Financial institutions	46,398	44,025	10,887	9,976	104	223	2,544	2,513	55,471	40,141	115,404	96,878
Governments	44,190	34,481	1,292	1,281	–	–	1,002	889	14,537	17,074	61,021	53,725
Manufacturing	10,053	9,498	5,502	4,821	20	19	941	1,182	–	–	16,516	15,520
Real estate	17,462	20,080	2,094	1,692	1	–	762	1,166	–	–	20,319	22,938
Retail trade	8,666	7,411	3,396	2,912	1	–	463	445	–	–	12,526	10,768
Service industries	19,483	17,696	5,293	4,171	29	42	2,558	2,883	949	128	28,312	24,920
Wholesale trade	8,554	7,992	3,738	3,084	7	10	1,370	749	–	–	13,669	11,835
Oil and gas	3,492	3,516	4,801	4,821	–	–	189	393	–	–	8,482	8,730
Individual	130,385	112,292	47,166	51,076	–	–	40	156	21	–	177,612	163,524
Others (1)	28,515	25,661	10,274	9,099	4	6	2,980	2,649	34	32	41,807	37,447
Total exposure at default	317,198	282,652	94,443	92,933	166	300	12,849	13,025	71,012	57,375	495,668	446,285

(1)	Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category for loans, including customers’ liability under acceptances is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 80 of this report.

Based on the Basel II classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2012 and 2011. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2012 Total exposure	2011 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	23,805	63,214	75,193	2,160	30,678	1,629	196,679	171,027
Non-investment grade	2,437	24,560	112	146	8,578	5	35,838	30,321
Watchlist	15	2,049	–	14	392	–	2,470	3,226
Default	16	1,504	–	–	80	–	1,600	2,474
Total	26,273	91,327	75,305	2,320	39,728	1,634	236,587	207,048

(1)	Included in the undrawn amounts are uncommitted exposures of $15,374 million in 2012 ($14,303 million in 2011).

BMO Financial Group 195th Annual Report 2012	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2012	2011	2012	2011	2012	2011
Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	997	20,760	634	339	60	54
Very low (> 0.05% to ≤ 0.20%)	34,347	8,296	1,822	1,539	6,296	5,200
Low (> 0.20% to 0.75%)	14,623	10,750	2,656	2,426	7,435	7,888
Medium (> 0.75% to 7.00%)	10,896	9,470	2,649	2,211	6,031	5,325
High (> 7.00% to 99.99%)	958	957	448	294	364	393
Default (100%)	756	720	32	28	69	70
Total	62,577	50,953	8,241	6,837	20,255	18,930

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2012 and 2011:

Loans Past Due Not Impaired (Canadian $ in millions)
	1 to 29 days		30 to 89 days		90 days or more		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Residential mortgages (1)	543	641	505	545	124	245	1,172	1,431
Credit card, consumer instalment and other personal loans	1,535	1,546	407	384	104	117	2,046	2,047
Business and government loans	1,009	708	800	359	511	264	2,320	1,331
Customers’ liability under acceptances	–	19	–	–	–	–	–	19
Total	3,087	2,914	1,712	1,288	739	626	5,538	4,828

(1)	The percentage of residential mortgages 90 days or more past due but not impaired, that were guaranteed by the Government of Canada is 3% for 2012 and 2% for 2011.

Loan Maturities and Rate Sensitivity

The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Canada
Consumer	40,789	34,239	84,513	78,362	6,774	8,829	132,076	121,430
Commercial and corporate (excluding real estate)	31,039	29,371	15,490	10,852	1,460	1,409	47,989	41,632
Commercial real estate	4,952	4,780	3,905	3,348	681	1,130	9,538	9,258
United States	20,902	21,517	34,052	25,084	9,015	17,086	63,969	63,687
Other countries	3,949	—	793	4,654	–	7	4,742	4,661
Total	101,631	89,907	138,753	122,300	17,930	28,461	258,314	240,668

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2012	2011	November 1, 2010
Fixed rate	114,607	108,310	98,574
Floating rate	133,987	122,526	98,095
Non-interest sensitive (1)	8,014	8,049	8,598
Total	256,608	238,885	205,267

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 82 to 86 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 86 to 87 of this report.

136	BMO Financial Group 195th Annual Report 2012

Contractual Maturities of Financial Liabilities

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.

Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2012 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	November 1, 2010
On-Balance Sheet Financial Instruments
Deposits (1)	115,100	105,548	22,611	25,359	16,216	13,666	1,449	4,196	164,025	149,303	319,401	298,072	246,368
Subordinated debt	198	267	389	474	498	537	4,769	6,304	–	–	5,854	7,582	5,567
Capital trust securities (2)	46	463	473	519	–	–	–	–	–	–	519	982	1,470
Other financial liabilities	57,978	54,726	8,306	12,295	7,663	6,639	7,978	7,227	360	436	82,285	81,323	86,558

(1)	Excludes interest payments and structured notes designated under the fair value option.
(2)	For the BMO Tier 1 Notes – Series A, we have incorporated cash flows for principal and interest to the first redemption date at the option of the Trust (see Note 18 for redemption date).
The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2012 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	14,161	23,960	18,087	17,775	24,800	16,655	2,937	1,288	–	–	59,985	59,678
Operating leases	274	252	469	438	359	347	700	724	–	–	1,802	1,761
Financial guarantee contracts (1)	28,469	39,224	–	–	–	–	–	–	–	–	28,469	39,224
Purchase obligations (2)	518	704	517	759	286	196	207	55	–	–	1,528	1,714

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2012, we have extended the contract for five years with an external service provider for technology and payment processing services. Also in 2012, we have extended the contract for seven years with an external service provider for various human resources activities including payroll processing, benefits administration and other services. In 2010, we have entered into a nine year contract with an external service provider for the processing of various credit card account portfolios and other services. In 2008, we have entered into a five year contract with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2000, we have entered into a 15 year contract with an external service provider for cheque processing, statement production, mail distribution, ABM envelope processing and wholesale lockbox processing.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments to reimburse the counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 10). For guarantees that do not qualify as a derivative, the liability is initially recorded at fair value, which is generally the fee to be received. Subsequently guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any increase in the liability is reported in the Consolidated Statement of Income.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,851 million as at October 31, 2012 ($11,880 million in 2011). The majority of these have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2012, $29 million ($45 million in 2011) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2012 and 2011 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,467 million as at October 31, 2012 ($3,708 million in 2011). As at October 31, 2012, $107 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($84 million in 2011).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

BMO Financial Group 195th Annual Report 2012	137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Funding Facility

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $295 million as at October 31, 2012 ($300 million in 2011). No amounts were drawn as at October 31, 2012 and 2011.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $24,126 million as at October 31, 2012 ($34,085 million in 2011). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $156 million as at October 31, 2012 ($880 million in 2011).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,343 million as at October 31, 2012 ($5,139 million in 2011). No amount was included in our Consolidated Balance Sheet as at October 31, 2012 and 2011 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (”securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans. We are required to consolidate these vehicles. During the year ended October 31, 2012, we ceased using bank securitization vehicles to securitize our Canadian mortgage loans. See Note 9 for further information. We also sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle or third-party securitization program, less credit losses and other costs.

We assess whether the loans qualify for off-balance sheet treatment based on the transfer of the risks and rewards.

The loans sold to third-party securitization programs or directly to third parties do not qualify for off-balance sheet recognition as we have determined that the transfer of these loans has not resulted in the transfer of substantially all the risks and rewards, as we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets. We continue to recognize the loans in our Consolidated Balance Sheet, and recognize the instruments issued as a liability representing a secured financing. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, the payments held in the securitization vehicles on behalf of the investors are added to the carrying value of the securitized assets in the table below. The interest and fees collected, net of the yield paid to investors is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2012, we sold $4,139 million of loans to third-party securitization programs ($4,495 million in 2011).

The following table shows the carrying amount of assets related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset in the Consolidated Balance Sheet:

(Canadian $ in millions)	2012 (1)		2011		November 1, 2010
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Available-for-sale securities	1,586		874		1,077
Residential mortgages	10,192		11,758		13,384
	11,778		12,632		14,461
Other related assets (2)	8,456		8,004		8,754
Total	20,234	20,312	20,636	20,462	23,215	23,047
(1)	The fair value of the securitized assets is $20,472 million and the fair value of the associated liabilities is $20,733 million, for a net position of $(261) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities.

138	BMO Financial Group 195th Annual Report 2012

Note 9: Special Purpose Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of special purpose entities (“SPEs”) to facilitate or secure customer transactions and to obtain alternative sources of funding. We are required to consolidate a SPE if we control the vehicle. The following circumstances are considered when assessing whether we, in substance, control the SPE and consequently are required to consolidate:

•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

We consider all aspects of the relationship between us and the SPE to determine whether we ultimately have the power to govern the financial and operating policies of the SPE, so as to obtain the majority of the benefits from the SPE’s activities.

We perform a re-assessment of consolidation whenever there is a change in the substance of the relationship.

A description of each SPE is included on the following page. Total assets in our unconsolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)						2012						2011	November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,691	–	118	–	3,809	2,697	3,012	–	343	2	3,357	2,450	3,085	2,976
Structured finance vehicles	na	na	10,324	–	10,324	26,500	na	na	7,331	–	7,331	19,117	4,772	6,979
Total	3,691	–	10,442	–	14,133	29,197	3,012	–	7,674	2	10,688	21,567	7,857	9,955
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2012 and 2011.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.
na	– not applicable

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below:

(Canadian $ in millions)						2012						2011	November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets
	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Total (1)
Consolidated SPEs
Canadian customer securitization vehicles	7	–	574	–	581	574	20	–	89	–	109	89	396	196
U.S. customer securitization vehicle	4,144	58	–	2	4,204	3,378	3,775	116	–	5	3,896	3,348	4,158	4,074
Bank securitization vehicles (2)	–	–	192	–	192	5,323	5,100	–	548	94	5,742	10,787	5,577	9,469
Credit protection vehicle – Apex (3)	522	–	1,385	104	2,011	2,226	1,030	–	1,208	601	2,839	2,219	2,827	2,208
Structured investment vehicles	40	1,440	–	1	1,481	1,597	91	2,940	–	19	3,050	2,940	5,298	5,225
Capital and funding trusts	2,973	11,132	842	91	15,038	14,972	2,459	8,596	1,162	94	12,311	12,520	11,873	10,950
Total	7,686	12,630	2,993	198	23,507	28,070	12,475	11,652	3,007	813	27,947	31,903	30,129	32,122
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between us and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $5,186 million of asset-backed commercial paper and term asset-backed securities funding our bank securitization vehicles ($10,292 million in 2011).
(3)	Total assets include cash and interest bearing deposits of $2,069 million and securities of $157 million ($2,052 million and $167 million, respectively in 2011).

BMO Financial Group 195th Annual Report 2012	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. We do not service the transferred assets because the responsibility is retained by the client. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. For our Canadian customer securitization vehicles, we determined that we control and must consolidate five of these vehicles (three in 2011), as we have the right to obtain the majority of the benefits through our ownership of ABCP. We are not required to consolidate five of our 10 (five of our eight in 2011) Canadian customer securitization vehicles.

For our U.S. customer securitization vehicle, we determined that we control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits from the vehicle’s activities.

Bank Securitization Vehicles

We use a bank securitization vehicle to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of this vehicle limits the types of activities it can undertake and the type of assets it can hold, and has limited decision-making authority. This vehicle issues term asset-backed securities to fund its activities. We control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits of its activities. We also used two bank securitization vehicles to securitize our Canadian mortgages. The two bank securitization vehicles ceased issuing ABCP and have no ABCP outstanding as at October 31, 2012.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. As at October 31, 2012 and 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes. We control and must consolidate this vehicle, through our ownership of medium-term notes.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. At October 31, 2012, we held interests in Links Finance Corporation (“Links”), which we consolidate, as we have key decision-making powers to obtain the majority of the benefits of its activities. During the year ended October 31, 2012, Parkland Finance Corporation (“Parkland”) sold its remaining assets, fully repaid our liquidity facility and distributed the remaining proceeds to its capital note holders.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds through SPEs. We are not required to consolidate these vehicles.

Capital and Funding Trusts

Capital and Funding Trusts (the “Trusts”) are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These Trusts purchase notes from us, or we may sell assets to the Trusts in exchange for promissory notes. We control and must consolidate these Trusts, as the majority of the activities of these Trusts are conducted on our behalf. See Note 18 for further information related to the Capital Trusts.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,140 million as at October 31, 2012 ($1,077 million in 2011). We are not required to consolidate these compensation trusts.

Other SPEs

We are involved with other entities that may potentially be SPEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to control these SPEs. As a result, we are not required to consolidate these SPEs. Transactions with these SPEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific SPE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

140	BMO Financial Group 195th Annual Report 2012

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

Use of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of the future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets and liabilities denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of six years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

BMO Financial Group 195th Annual Report 2012	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We record interest that we pay or receive on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to net interest income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in net interest income in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $166 million ($123 million after tax). This will adjust the interest recorded on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the net interest income on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2012 and 2011.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation on the net investment in foreign operations and the corresponding hedging instrument is recorded in net gain (loss) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2012 (no ineffectiveness in 2011). We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $6,867 million as at October 31, 2012 ($7,393 million in 2011).

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2012	42	(44)	(2)
	2011	245	(276)	(31)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2012
Interest rate	(44)	3	177	–
Foreign exchange	(27)	–	–	(32)
Total	(71)	3	177	(32)
2011
Interest rate	345	8	98	–
Foreign exchange	120	–	–	(66)
Total	465	8	98	(66)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

142	BMO Financial Group 195th Annual Report 2012

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2012 is $6.8 billion, for which we have posted collateral of $6.8 billion. If our credit rating had been downgraded to A- on October 31, 2012 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $1.1 billion.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Discussion of the fair value measurement of derivatives is included in Note 29.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2012			2011			November 1, 2010
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	36,040	(35,207)	833	34,848	(33,417)	1,431	31,317	(29,835)	1,482
Forward rate agreements	98	(104)	(6)	117	(116)	1	87	(80)	7
Futures	1	(3)	(2)	4	(12)	(8)	5	(14)	(9)
Purchased options	1,180	–	1,180	1,317	–	1,317	1,398	–	1,398
Written options	–	(1,208)	(1,208)	–	(1,630)	(1,630)	–	(1,667)	(1,667)
Foreign Exchange Contracts
Cross-currency swaps	1,159	(1,406)	(247)	1,381	(1,897)	(516)	1,271	(2,300)	(1,029)
Cross-currency interest rate swaps	4,408	(4,193)	215	5,139	(4,606)	533	4,595	(4,116)	479
Forward foreign exchange contracts	1,713	(1,768)	(55)	2,706	(3,165)	(459)	2,527	(2,950)	(423)
Purchased options	140	–	140	190	–	190	218	–	218
Written options	–	(109)	(109)	–	(164)	(164)	–	(171)	(171)
Commodity Contracts
Swaps	804	(1,180)	(376)	1,041	(1,173)	(132)	1,462	(1,584)	(122)
Purchased options	428	–	428	570	–	570	1,127	–	1,127
Written options	–	(561)	(561)	–	(667)	(667)	–	(1,004)	(1,004)
Equity Contracts	367	(2,268)	(1,901)	4,336	(2,398)	1,938	1,653	(2,233)	(580)
Credit Default Swaps
Purchased	237	–	237	715	–	715	711	–	711
Written	–	(156)	(156)	–	(880)	(880)	–	(933)	(933)
Total fair value – trading derivatives	46,575	(48,163)	(1,588)	52,364	(50,125)	2,239	46,371	(46,887)	(516)
Average fair value (1)	49,911	(50,212)	(301)	44,140	(43,382)	758	44,034	(43,328)	706
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	134	(146)	(12)	554	(164)	390	324	(256)	68
Fair value hedges – swaps	737	(396)	341	1,158	(570)	588	877	(489)	388
Total swaps	871	(542)	329	1,712	(734)	978	1,201	(745)	456
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	625	(31)	594	1,037	(75)	962	1,514	–	1,514
Total foreign exchange contracts	625	(31)	594	1,037	(75)	962	1,514	–	1,514
Total fair value – hedging derivatives (2)	1,496	(573)	923	2,749	(809)	1,940	2,715	(745)	1,970
Average fair value (1)	2,287	(768)	1,519	2,721	(677)	2,044	2,377	(644)	1,733
Total fair value – trading and hedging derivatives	48,071	(48,736)	(665)	55,113	(50,934)	4,179	49,086	(47,632)	1,454
Less: impact of master netting agreements	(35,087)	35,087	–	(35,856)	35,856	–	(31,537)	31,537	–
Total	12,984	(13,649)	(665)	19,257	(15,078)	4,179	17,549	(16,095)	1,454
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets			Liabilities
	2012	2011	November 1, 2010	2012	2011	November 1, 2010
Fair value of trading derivatives	46,575	52,364	46,371	48,163	50,125	46,887
Fair value of hedging derivatives	1,496	2,749	2,715	573	809	745
Total	48,071	55,113	49,086	48,736	50,934	47,632

BMO Financial Group 195th Annual Report 2012	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2012				2011		November 1, 2010
		Hedging				Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	1,880,368	35,802	49,006	1,965,176	1,938,501	31,842	42,041	2,012,384	1,397,813	29,303	37,539	1,464,655
Forward rate agreements	569,748	–	–	569,748	449,154	–	–	449,154	406,115	–	–	406,115
Purchased options	24,015	–	–	24,015	34,720	–	–	34,720	41,254	–	–	41,254
Written options	31,364	–	–	31,364	40,454	–	–	40,454	54,898	–	–	54,898
	2,505,495	35,802	49,006	2,590,303	2,462,829	31,842	42,041	2,536,712	1,900,080	29,303	37,539	1,966,922
Exchange-traded
Futures	76,306	–	–	76,306	122,683	–	–	122,683	42,316	–	–	42,316
Purchased options	16,307	–	–	16,307	29,544	–	–	29,544	44,656	–	–	44,656
Written options	13,818	–	–	13,818	27,955	–	–	27,955	35,201	–	–	35,201
	106,431	–	–	106,431	180,182	–	–	180,182	122,173	–	–	122,173
Total interest rate contracts	2,611,926	35,802	49,006	2,696,734	2,643,011	31,842	42,041	2,716,894	2,022,253	29,303	37,539	2,089,095
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	30,245	–	–	30,245	31,428	–	–	31,428	27,002	–	–	27,002
Cross-currency interest rate swaps	238,675	–	–	238,675	213,184	–	–	213,184	179,653	–	–	179,653
Forward foreign exchange contracts	209,947	7,398	–	217,345	270,097	15,151	–	285,248	225,273	13,832	–	239,105
Purchased options	8,682	–	–	8,682	7,966	–	–	7,966	7,510	–	–	7,510
Written options	10,588	–	–	10,588	10,352	–	–	10,352	11,960	–	–	11,960
	498,137	7,398	–	505,535	533,027	15,151	–	548,178	451,398	13,832	–	465,230
Exchange-traded
Futures	767	–	–	767	243	–	–	243	2,147	–	–	2,147
Purchased options	3,505	–	–	3,505	4,434	–	–	4,434	10,220	–	–	10,220
Written options	1,404	–	–	1,404	2,288	–	–	2,288	4,205	–	–	4,205
	5,676	–	–	5,676	6,965	–	–	6,965	16,572	–	–	16,572
Total foreign exchange contracts	503,813	7,398	–	511,211	539,992	15,151	–	555,143	467,970	13,832	–	481,802
Commodity Contracts
Over-the-counter
Swaps	15,528	–	–	15,528	14,681	–	–	14,681	16,400	–	–	16,400
Purchased options	9,384	–	–	9,384	8,860	–	–	8,860	8,745	–	–	8,745
Written options	5,479	–	–	5,479	4,747	–	–	4,747	6,395	–	–	6,395
	30,391	–	–	30,391	28,288	–	–	28,288	31,540	–	–	31,540
Exchange-traded
Futures	21,743	–	–	21,743	19,858	–	–	19,858	21,169	–	–	21,169
Purchased options	9,315	–	–	9,315	9,051	–	–	9,051	26,186	–	–	26,186
Written options	10,762	–	–	10,762	10,441	–	–	10,441	28,759	–	–	28,759
	41,820	–	–	41,820	39,350	–	–	39,350	76,114	–	–	76,114
Total commodity contracts	72,211	–	–	72,211	67,638	–	–	67,638	107,654	–	–	107,654
Equity Contracts
Over-the-counter	30,000	–	–	30,000	25,450	–	–	25,450	22,896	–	–	22,896
Exchange-traded	2,252	–	–	2,252	22,450	–	–	22,450	13,549	–	–	13,549
Total equity contracts	32,252	–	–	32,252	47,900	–	–	47,900	36,445	–	–	36,445
Credit Default Swaps
Over-the-counter purchased	11,682	–	–	11,682	16,802	–	–	16,802	17,564	–	–	17,564
Over-the-counter written	24,126	–	–	24,126	34,085	–	–	34,085	38,600	–	–	38,600
Total credit default swaps	35,808	–	–	35,808	50,887	–	–	50,887	56,164	–	–	56,164
Total	3,256,010	43,200	49,006	3,348,216	3,349,428	46,993	42,041	3,438,462	2,690,486	43,135	37,539	2,771,160

Included in notional amounts is $1 million as at October 31, 2012 ($28 million in 2011) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in the program are traded on behalf of customers, with all gains and losses accruing to them.

144	BMO Financial Group 195th Annual Report 2012

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.

Terms used in the credit risk table are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2012			2011			November 1, 2010
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	36,911	41,412	–	36,560	43,243	–	32,519	37,757	–
Forward rate agreements	98	68	–	117	137	–	87	110	–
Purchased options	1,174	1,270	–	1,307	1,437	–	1,379	1,566	–
Total interest rate contracts	38,183	42,750	2,355	37,984	44,817	2,798	33,985	39,433	3,723
Foreign Exchange Contracts
Cross-currency swaps	1,159	2,690	–	1,381	2,854	–	1,271	2,456	–
Cross-currency interest rate swaps	4,408	15,317	–	5,139	15,371	–	4,595	13,064	–
Forward foreign exchange contracts	2,338	4,423	–	3,743	6,658	–	4,041	6,694	–
Purchased options	105	190	–	159	251	–	173	245	–
Total foreign exchange contracts	8,010	22,620	1,836	10,422	25,134	2,293	10,080	22,459	2,477
Commodity Contracts
Swaps	804	2,430	–	1,041	2,690	–	1,462	3,612	–
Purchased options	100	1,286	–	138	1,348	–	382	1,666	–
Total commodity contracts	904	3,716	667	1,179	4,038	820	1,844	5,278	853
Equity Contracts	347	2,416	102	467	1,943	117	625	1,961	137
Credit Default Swaps	237	746	588	715	1,485	651	711	1,756	773
Total derivatives	47,681	72,248	5,548	50,767	77,417	6,679	47,245	70,887	7,963
Less: impact of master netting agreements	(35,087)	(51,297)	–	(35,856)	(50,642)	–	(31,537)	(45,706)	–
Total	12,594	20,951	5,548	14,911	26,775	6,679	15,708	25,181	7,963
The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $390 million as at October 31, 2012 ($4,346 million in 2011).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements						After master netting agreements
	2012		2011		November 1, 2010		2012		2011		November 1, 2010
Canada	18,283	38	21,015	41	18,530	39	7,309	58	8,705	59	8,248	53
United States	12,654	27	12,360	24	12,450	26	3,279	26	3,198	21	3,991	25
United Kingdom	8,210	17	8,431	17	7,363	16	636	5	1,329	9	1,115	7
Other countries (1)	8,534	18	8,961	18	8,902	19	1,370	11	1,679	11	2,354	15
Total	47,681	100%	50,767	100%	47,245	100%	12,594	100%	14,911	100%	15,708	100%

(1)	No other country represented 10% or more of our replacement cost in 2012 or 2011.

BMO Financial Group 195th Annual Report 2012	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2012 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	32,455	4,796	315	145	106	37,817
Government	3,263	2,343	21	–	–	5,627
Natural resources	57	44	178	–	–	279
Energy	96	7	96	–	–	199
Other	2,313	819	294	202	131	3,759
Total	38,184	8,009	904	347	237	47,681

As at October 31, 2011 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	32,486	6,727	294	227	391	40,125
Government	3,018	2,604	33	–	–	5,655
Natural resources	32	96	311	–	–	439
Energy	80	10	185	–	–	275
Other	2,368	985	356	240	324	4,273
Total	37,984	10,422	1,179	467	715	50,767

As at November 1, 2010 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	29,286	6,684	654	382	313	37,319
Government	2,351	2,487	56	–	–	4,894
Natural resources	45	74	351	–	–	470
Energy	54	2	239	–	–	295
Other	2,249	833	544	243	398	4,267
Total	33,985	10,080	1,844	625	711	47,245

Credit Derivatives

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2012 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	10,463	12,414	63	22,940	128
Non-investment grade (1)	344	384	223	951	27
Non-rated	9	166	60	235	1
Total (2)	10,816	12,964	346	24,126	156

	Maximum payout/Notional				Fair value
As at October 31, 2011 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	8,866	22,553	550	31,969	702
Non-investment grade (1)	1,033	704	176	1,913	176
Non-rated	113	24	66	203	2
Total (2)	10,012	23,281	792	34,085	880

	Maximum payout/Notional				Fair value
As at November 1, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,514	24,302	8,898	35,714	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2
Total	3,417	26,184	8,999	38,600	933

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2012, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $0.6 billion and $18 million ($1.6 billion and $124 million in 2011).

146	BMO Financial Group 195th Annual Report 2012

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2012	2011	November 1, 2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	621,779	598,602	430,220	243,622	70,953	1,965,176	2,012,384	1,464,655
Forward rate agreements, futures and options	616,767	100,087	9,622	4,381	701	731,558	704,510	624,440
Total interest rate contracts	1,238,546	698,689	439,842	248,003	71,654	2,696,734	2,716,894	2,089,095
Foreign Exchange Contracts
Cross-currency swaps	4,801	7,769	9,254	6,554	1,867	30,245	31,428	27,002
Cross-currency interest rate swaps	59,282	72,011	53,524	41,317	12,541	238,675	213,184	179,653
Forward foreign exchange contracts, futures and options	230,804	8,051	2,915	514	7	242,291	310,531	275,147
Total foreign exchange contracts	294,887	87,831	65,693	48,385	14,415	511,211	555,143	481,802
Commodity Contracts
Swaps	8,553	5,738	797	440	–	15,528	14,681	16,400
Futures and options	33,217	19,352	1,426	2,688	–	56,683	52,957	91,254
Total commodity contracts	41,770	25,090	2,223	3,128	–	72,211	67,638	107,654
Equity Contracts	22,246	5,695	3,096	749	466	32,252	47,900	36,445
Credit Contracts	13,570	7,502	13,001	1,735	–	35,808	50,887	56,164
Total notional amount	1,611,019	824,807	523,855	302,000	86,535	3,348,216	3,438,462	2,771,160

Note 11: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Gains and losses on disposal are included in other non-interest expense in our Consolidated Statement of Income.

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value.

When major components of buildings have different useful lives, they are accounted for separately and amortized over each component’s useful life.

Amortization expense for the years ended October 31, 2012 and 2011 amounted to $364 million and $307 million, respectively.

There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2012 and 2011.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2012 were $1,802 million. The commitments for each of the next five years and thereafter are $274 million for 2013, $248 million for 2014, $221 million for 2015, $194 million for 2016, $165 million for 2017 and $700 million thereafter. Included in these amounts are the commitments related to 795 leased branch locations as at October 31, 2012.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2012 and 2011 was $418 million and $380 million, respectively.

BMO Financial Group 195th Annual Report 2012	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)					2012						2011
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost:
Balance at beginning of year	304	1,539	1,459	893	993	5,188	169	1,283	1,334	801	901	4,488
Additions	4	81	257	86	117	545	7	87	153	53	95	395
Disposals (1)	(16)	(69)	(228)	(228)	(148)	(689)	(2)	(16)	(99)	(17)	(22)	(156)
Additions from acquisitions (2)	–	–	–	1	–	1	127	184	74	55	23	463
Foreign exchange and other	(1)	3	(21)	12	(1)	(8)	3	1	(3)	1	(4)	(2)
Balance at end of year	291	1,554	1,467	764	961	5,037	304	1,539	1,459	893	993	5,188
Accumulated depreciation and impairment:
Balance at beginning of year	–	768	1,099	634	626	3,127	–	728	1,054	623	576	2,981
Disposals (1)	–	(19)	(187)	(221)	(146)	(573)	–	(13)	(94)	(16)	(21)	(144)
Amortization	–	65	164	57	78	364	–	58	134	43	72	307
Foreign exchange and other	–	1	(2)	–	–	(1)	–	(5)	5	(16)	(1)	(17)
Balance at end of year	–	815	1,074	470	558	2,917	–	768	1,099	634	626	3,127
Net carrying value	291	739	393	294	403	2,120	304	771	360	259	367	2,061

(1)	Includes fully depreciated assets written-off.
(2)	Premises and equipment are recorded at the fair value on the date of the acquisition.

Note 12: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million, subject to a post-closing adjustment based on equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. is part of our Private Client Group reporting segment.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation for consideration of approximately $4.1 billion (US$4.3 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the market price of the shares on the date of closing. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US$1.7 billion). Acquisition costs of $86 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill increased by $57 million during the year ended October 31, 2012, mainly related to adjustments in the valuation of the acquired loans. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate Services reporting segments. Goodwill was allocated to each of these segments except for Corporate Services.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management for cash consideration of $82 million, subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. We included contingent consideration of approximately $13 million in the purchase price related to this acquisition, which is expected to be paid in future years. During the year ended October 31, 2011, we increased the purchase price by $15 million to $110 million based on a revaluation of net assets acquired and finalization of working capital adjustments. During the year ended October 31, 2012, we decreased our estimate of the contingent consideration to $3 million, resulting in a gain of $5 million ($8 million in 2011, resulting in a gain of $5 million). Acquisition costs of $5 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part

148	BMO Financial Group 195th Annual Report 2012

of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

The following acquisition is expected to close in fiscal 2013:

Asian Wealth Management Business

On April 24, 2012, the bank reached a definitive agreement to acquire an Asian-based wealth management business. Based in Hong Kong and

Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region. This acquisition provides an important opportunity for us to expand our offering to high net worth individuals in the Asia-Pacific region. The transaction is subject to regulatory approval. This Asian Wealth Management Business will be part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2012	2011
	CTC	LGM	M&I
Cash resources (1)	2	11	2,839
Securities	–	3	5,980
Loans	–	–	29,046
Premises and equipment	1	–	431
Goodwill	7	70	1,958
Intangible assets	11	31	649
Deferred tax assets	–	–	2,160
Other assets	2	21	2,265
Total assets	23	136	45,328
Deposits	–	–	33,800
Other liabilities	2	26	7,417
Total liabilities	2	26	41,217
Purchase price	21	110	4,111

The allocation of the purchase price for CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources acquired through the M&I acquisition include cash and cash equivalents and interest bearing deposits.

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

Fair value less costs to sell was the measurement we used to perform the impairment test for goodwill in 2012 and 2011. We determined the fair value less costs to sell for each cash generating unit (“CGU”) by discounting cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to

3%, a rate that is consistent with long-term nominal GDP growth. The discount rates we applied in determining the recoverable amounts range from 8.3% to 15.5%, and are based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2012 and 2011.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts to decline below carrying amounts.

A continuity of our goodwill by CGU for the years ended October 31, 2012 and 2011 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at November 1, 2010	123		1,020		1,143	68		216		77		2	363	113		1,619
Acquisitions during the year	–		1,478		1,478	–		157		257		–	414	76		1,968
Other (1)	(1)		47		46	–		4		10		–	14	2		62
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the year	–		–		–	–		–		7		–	7	–		7
Other (1)	–		48		48	–		4		6		–	10	3		61
Goodwill as at October 31, 2012	122	(2)	2,593	(3)	2,715	68	(4)	381	(5)	357	(6)	2	808	194	(7)	3,717

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust,
Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO Inc., Stoker Ostler Wealth Advisors, Inc., M&I and CTC Consulting LLC.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.

BMO Financial Group 195th Annual Report 2012	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost less accumulated amortization. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Intangible assets cost as at November 1, 2010	173	247	151	543	917	146	26	2,203
Net additions/disposals/other	(2)	(2)	–	7	270	(26)	–	247
Acquisitions	218	462	–	–	–	–	–	680
Foreign exchange	8	14	(3)	(1)	(6)	(1)	–	11
Intangible assets cost as at October 31, 2011	397	721	148	549	1,181	119	26	3,141
Net additions/disposals/other	(2)	–	2	(11)	316	37	2	344
Acquisitions	11	–	–	–	–	–	–	11
Foreign exchange	1	2	–	–	(3)	–	1	1
Intangible assets cost as at October 31, 2012	407	723	150	538	1,494	156	29	3,497

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization as at November 1, 2010	81	179	142	451	513	–	25	1,391
Disposals/other	(2)	(11)	–	(5)	(14)	–	–	(32)
Amortization	19	43	8	34	126	–	1	231
Foreign exchange	–	(4)	(3)	–	(4)	–	–	(11)
Accumulated amortization as at October 31, 2011	98	207	147	480	621	–	26	1,579
Disposals/other	(2)	–	–	(29)	57	–	2	28
Amortization	35	98	1	32	173	–	–	339
Foreign exchange	–	–	–	1	(2)	–	–	(1)
Accumulated amortization as at October 31, 2012	131	305	148	484	849	–	28	1,945

Carrying value as at October 31, 2012	276	418	2	54	645	156	1	1,552
Carrying value as at October 31, 2011	299	514	1	69	560	119	–	1,562
Carrying value as at November 1, 2010	92	68	9	92	404	146	1	812

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no intangible assets with indefinite lives.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. If any intangible assets are determined to be impaired, we write them down to their recoverable amount; the higher of the value in use and the fair value less costs to sell, when this is less than the carrying value.

There were no write-downs of intangible assets due to impairment during the years ended October 31, 2012 and 2011.

The total estimated amortization expense related to intangible assets for each of the next five years is $260 million for 2013, $244 million for 2014, $230 million for 2015, $218 million for 2016 and $207 million for 2017.

Note 14: Other Assets

(Canadian $ in millions)	2012	2011	November 1, 2010
Accounts receivable, prepaid expenses and other items	7,813	6,248	3,875
Accrued interest receivable	861	870	857
Due from clients, dealers and brokers	526	637	443
Insurance-related assets (1)	630	724	1,077
Pension asset (Note 23)	508	411	399
Total	10,338	8,890	6,651
(1)	Includes reinsurance assets related to our life insurance business in the amount of $472 million in 2012 ($497 million in 2011).

150	BMO Financial Group 195th Annual Report 2012

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	November 1, 2010
Deposits by:
Banks	816	747	611	541	2,653	2,423	13,210	17,166	17,290	20,877	19,409
Businesses and governments	16,461	11,839	21,431	18,769	44,052	37,953	103,238	90,648	185,182	159,209	131,892
Individuals	4,745	7,170	10,388	9,438	63,770	59,313	42,327	46,366	121,230	122,287	99,043
Total (1) (2)	22,022	19,756	32,430	28,748	110,475	99,689	158,775	154,180	323,702	302,373	250,344
Booked in:
Canada	21,167	18,845	24,280	21,059	60,654	51,340	97,243	96,434	203,344	187,678	171,310
United States	596	496	8,007	7,562	48,968	47,767	49,614	43,881	107,185	99,706	64,077
Other countries	259	415	143	127	853	582	11,918	13,865	13,173	14,989	14,957
Total	22,022	19,756	32,430	28,748	110,475	99,689	158,775	154,180	323,702	302,373	250,344
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at October 31, 2012 and 2011, total deposits payable on a fixed date included $17,613 million and $18,190 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2012,
October 31, 2011 and November 1, 2010 are $146,003 million, $134,398 million and $92,213 million, respectively, of deposits denominated in U.S. dollars, and $4,777 million, $4,908 million and $5,207 million, respectively, of deposits denominated in other foreign currencies.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2012, we had borrowed $1,674 million of federal funds ($831 million in 2011).

•	Commercial paper, which totalled $4,513 million as at October 31, 2012 ($3,804 million in 2011).
•	Covered bonds, which totalled $9,104 million as at October 31, 2012 ($7,087 million in 2011).

The following table presents the maturity schedule for our deposits payable on a fixed date:

Payable on a Fixed Date (Canadian $ in millions)	2012	2011	November 1, 2010
Within 1 year	114,309	106,655	105,025
1 to 2 years	10,493	15,944	11,636
2 to 3 years	13,343	10,107	12,388
3 to 4 years	7,772	7,078	1,980
4 to 5 years	9,710	8,644	5,916
Over 5 years (1)	3,148	5,752	4,279
Total (2)	158,775	154,180	141,224
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	Includes $134,146 million of deposits, each greater than one hundred thousand dollars, of which $79,223 million were booked in Canada, $43,006 million were booked in the United States and $11,918 million were booked in other countries ($125,083 million, $75,712 million, $35,505 million and $13,866 million, respectively, in 2011). Of the $79,223 million of deposits booked in Canada, $35,023 million mature in less than three months, $5,250 million mature in three to six months, $7,979 million mature in six to 12 months and $30,971 million mature after 12 months ($75,712 million, $33,582 million, $1,846 million, $6,154 million and $34,130 million, respectively, in 2011). We have liquid assets of $154,606 million to support these and other deposit liabilities ($147,771 million in 2011). A portion of these liquid assets have been pledged.

The following table presents the average deposit balances and average rates of interest paid during 2012 and 2011:

	Average balances		Average rate paid (%)
(Canadian $ in millions, except as noted)	2012	2011	2012	2011
Deposits Booked in Canada
Demand deposits – interest bearing	19,146	17,489	0.44	0.41
Demand deposits – non-interest bearing	23,343	21,620	–	–
Payable after notice	56,262	49,282	0.60	0.53
Payable on a fixed date	92,314	89,469	1.24	1.90
Total deposits booked in Canada	191,065	177,860	0.82	1.14
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,213	8,619	0.60	0.53
Governments and institutions in the United States and other countries	8,381	9,909	0.35	0.54
Other demand deposits	7,546	4,497	0.02	0.03
Other deposits payable after notice or on a fixed date	105,212	70,874	0.51	0.73
Total deposits booked in the United States and other countries	130,352	93,899	0.47	0.66
Total average deposits	321,417	271,759	0.68	0.98

As at October 31, 2012 and 2011, deposits by foreign depositors in our Canadian bank offices amounted to $24,639 million and $18,237 million, respectively.

BMO Financial Group 195th Annual Report 2012	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $19 million for the year ended October 31, 2012 (decrease of $57 million in 2011). This includes a decrease of $20 million attributable to changes in our credit spread (increase of $50 million in 2011). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since these notes were designated at fair value through profit or loss to October 31, 2012 was an unrealized gain of less than $1 million. Starting in 2009, we hedged the exposure in our credit spread.

The fair value and amount due at contractual maturity of these notes as at October 31, 2012 were $4,301 million and $4,284 million, respectively ($4,301 million and $4,572 million, respectively, in 2011). These structured notes are recorded in other liabilities in our Consolidated Balance Sheet.

Note 16: Other Liabilities

(Canadian $ in millions)	2012	2011	November 1, 2010
Acceptances	8,019	7,227	7,001
Securities sold but not yet purchased	23,439	20,207	14,245
Securities lent or sold under repurchase agreements	39,737	32,078	40,987
	71,195	59,512	62,233

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet, unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

Other Liabilities

The components of the other liabilities balance as at October 31, 2012 were as follows:

(Canadian $ in millions)	2012	2011	November 1, 2010
Securitization and SPE liabilities	25,481	33,576	33,734
Accounts payable, accrued expenses and other items	8,950	7,082	6,742
Accrued interest payable	977	1,073	1,024
Liabilities of subsidiaries, other than deposits	4,116	4,743	2,430
Insurance-related liabilities	6,040	5,380	5,058
Pension liability (Note 23)	43	37	21
Other employee future benefits liability (Note 23)	989	955	944
Total	46,596	52,846	49,953

Note liabilities issued by our credit protection vehicle and our structured investment vehicles have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2012 of $946 million ($784 million in 2011) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase/decrease of $228 million in non-interest revenue, trading revenues for the year ended October 31, 2012 (decrease of $57 million in 2011).

We designate the obligations related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at October 31, 2012 of $317 million ($214 million in 2011) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $23 million in non-interest revenue, insurance income, for the year ended October 31, 2012 (an increase of $3 million in 2011). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy

152	BMO Financial Group 195th Annual Report 2012

     dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2012 or 2011.

A reconciliation of the change in the Insurance-related liabilities is as follows:

(Canadian $ in millions)	2012	2011
Insurance-related liabilities, beginning of year	5,380	5,058
Increase (decrease) in life insurance policy liabilities from:
New business	245	290
In-force policies	260	(105)
Changes in actuarial assumptions	92	(51)
Foreign currency	(1)	–
Net increase in life insurance policy liabilities	596	134
Change in other insurance-related liabilities	64	188
Insurance-related liabilities, end of year	6,040	5,380

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance assets related to our life insurance business are included in other assets, insurance-related assets. See Note 14 for further information.

Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31, 2012 and 2011 are shown in the table below.

(Canadian $ in millions)	2012	2011
Direct premium income	1,357	1,348
Ceded premiums	(410)	(392)
	947	956

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our Basel II regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Office of Superintendent of Financial Institutions Canada (“OSFI”) before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

During the year ended October 31, 2012, we redeemed all of our Series D Medium-Term Notes, Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption of $1.2 billion, plus unpaid accrued interest to, but excluding, the date fixed for redemption.

During the year ended October 31, 2011, we issued $1.5 billion of 3.979% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, Tranche 1, is due July 8, 2021. This issue is redeemable at our option with the prior approval of OSFI at par commencing July 8, 2016. This issue qualifies as part of our Basel II regulatory Tier 2 Capital and Total Capital.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2012 Total (7)	2011 Total	November 1, 2010 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700	700
Tranche 2	1,200	June 2017	5.20	Redeemed	–	1,200	1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (4)	900	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 2021	3.98	July 2016 (5)	1,500	1,500	–
Total (6)					3,850	5,050	3,550

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(5)	Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three-month Canadian Dealer Offered Rate
(“CDOR”) plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing July 8, 2016.
(6)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $243 million ($298 million in 2011) as they are part of fair value hedges (see Note 10).
(7)	All of our subordinated debt has a term to maturity of five years or more.

Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

BMO Financial Group 195th Annual Report 2012	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18: Capital Trust Securities

We issue BMO Capital Trust Securities (“BMO BOaTS”) and BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through our consolidated subsidiaries BMO Capital Trust and BMO Capital Trust II, respectively (the “Trusts”). The proceeds of BMO BOaTS are used to purchase mortgages. The proceeds of the BMO T1Ns – Series A are used for general corporate purposes. We consolidate the Trusts, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS. The BMO T1Ns – Series A are reported in our Consolidated Balance Sheet as capital trust securities.

BMO BOaTS Series B and C were compound instruments comprising both a liability and an equity component. The equity component was due to certain payment features in these instruments that did not create an unavoidable obligation to pay cash.

Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1) / BMO T1Ns		Redemption date	Conversion date	Principal amount		November 1, 2010
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	At the option of the holder	2012	2011
Capital Trust Securities
Series B	June 30, December 31	33.24		Redeemed	na	–	–	383
Series C	June 30, December 31	33.43		Redeemed	na	–	375	358
BMO T1Ns – Series A	June 30, December 31	51.11	(2)	December 31, 2013		462	446	446
						462	821	1,187
Non-Controlling Interest
Series B	June 30, December 31	33.24		Redeemed	na	–	–	17
Series C	June 30, December 31	33.43		Redeemed	na	–	25	42
Series D	June 30, December 31	27.37	(3)	December 31, 2009		600	600	600
Series E	June 30, December 31	23.17	(4)	December 31, 2010		450	450	450
						1,050	1,075	1,109
Total Capital Trust Securities						1,512	1,896	2,296

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	Starting on December 31, 2018 and every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.
(3)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(4)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

na – not applicable

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTS – Series C”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

During the year ended October 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

Conversion by the Holders

BMO BOaTS Series D, E and BMO T1Ns – Series A cannot be converted at the option of the holder.

Automatic Exchange

The BMO BOaTS Series D, E and BMO T1Ns – Series A will each be automatically exchanged for 40 of our Class B non-cumulative preferred shares of Bank of Montreal, Series 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31 of each year and as at November 1, 2010. It represents the position outstanding at the close of the business day and may change significantly in the subsequent periods based on customer behaviour and the application of our asset and liability management policies.

The assumptions for the year ended October 31, 2012 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

154	BMO Financial Group 195th Annual Report 2012

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2012.

Interest Rate Gap Position (Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Canadian Dollar
Assets
Cash and cash equivalents	(4,316)	(3,351)	–	(7,667)	–	350	1.22	–	–	2,007	(5,310)
Interest bearing deposits with banks	2,218	–	–	2,218	1.11	–	–	–	–	–	2,218
Securities	56,927	930	3,183	61,040	1.99	10,339	3.57	5,755	3.94	696	77,830
Securities borrowed or purchased under resale agreements	26,243	589	251	27,083	1.10	–	–	–	–	–	27,083
Loans	93,544	6,224	11,564	111,332	3.81	59,890	4.64	2,041	5.31	7,897	181,160
Other assets	(24,607)	331	1,368	(22,908)	na	5,036	na	–	na	3,915	(13,957)
Total assets	150,009	4,723	16,366	171,098		75,615		7,796		14,515	269,024
Liabilities and Equity
Deposits	89,720	8,741	11,189	109,650	1.26	61,254	1.21	2,019	4.63	–	172,923
Securities sold but not yet purchased	18,686	–	–	18,686	2.06	–	–	–	–	–	18,686
Securities lent or sold under repurchase agreements	19,493	–	–	19,493	1.12	–	–	–	–	–	19,493
Other liabilities	(12,905)	302	5,887	(6,716)	na	13,415	na	8,036	na	8,800	23,535
Subordinated debt and Capital trust securities	253	–	–	253	–	2,800	4.87	1,502	6.77	–	4,555
Total equity	884	200	550	1,634	–	2,415	–	–	–	25,783	29,832
Total liabilities and shareholders’ equity	116,131	9,243	17,626	143,000		79,884		11,557		34,583	269,024
Asset/liability gap position	33,878	(4,520)	(1,260)	28,098		(4,269)		(3,761)		(20,068)	–
Notional amounts of derivatives	(31,944)	1,734	3,124	(27,086)		19,523		7,563		–	–
Total Canadian dollar interest rate gap position
2012	1,934	(2,786)	1,864	1,012		15,254		3,802		(20,068)	–
2011	2,405	552	(221)	2,736		11,282		3,560		(17,578)	–
November 1, 2010	6,374	9	(699)	5,684		10,059		1,701		(17,444)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	25,880	3,495	449	29,824	2.80	581	0.93	28	–	(5,182)	25,251
Interest bearing deposits with banks	4,123	–	–	4,123	0.54	–	–	–	–	–	4,123
Securities	29,150	1,326	5,221	35,697	0.75	13,926	1.52	813	4.28	58	50,494
Securities borrowed or purchased under resale agreements	15,791	1,186	178	17,155	0.25	–	–	–	–	–	17,155
Loans	52,561	4,695	6,015	63,271	1.70	9,644	2.49	2,416	2.77	117	75,448
Other assets	73,556	(285)	(58)	73,213	na	4,647	na	394	–	5,700	83,954
Total assets	201,061	10,417	11,805	223,283		28,798		3,651		693	256,425
Liabilities and Equity
Deposits	97,762	7,265	8,711	113,738	0.35	33,296	0.75	3,745	0.07	–	150,779
Securities sold but not yet purchased	4,753	–	–	4,753	0.61	–	–	–	–	–	4,753
Securities lent or sold under repurchase agreements	20,044	–	200	20,244	0.28	–	–	–	–	–	20,244
Other liabilities	75,885	124	(165)	75,844	na	4,436	na	(6)	na	117	80,391
Total equity	–	–	–	–	–	–	–	–	–	258	258
Total liabilities and shareholders’ equity	198,444	7,389	8,746	214,579		37,732		3,739		375	256,425
Asset/liability gap position	2,617	3,028	3,059	8,704		(8,934)		(88)		318	–
Notional amounts of derivatives	(6,489)	999	1,199	(4,291)		4,666		(375)
Total U.S. dollar and other currencies interest rate gap position
2012	(3,872)	4,027	4,258	4,413		(4,268)		(463)		318	–
2011	(4,033)	5,111	1,164	2,242		(2,357)		(417)		532	–
November 1, 2010	1,537	(1,297)	247	487		(4,826)		2,746		1,593	–

na – not applicable

BMO Financial Group 195th Annual Report 2012	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20: Share Capital

Outstanding (Canadian $ in millions, except as noted)			2012			2011			November 1, 2010
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (1)	–	–	–	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	1.30
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.63	6,000,000	150	1.63
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.63	11,000,000	275	1.63
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	1.35
Class B – Series 25	11,600,000	290	0.98	11,600,000	290	0.69	–	–	–
		2,465			2,861			2,571
Common Shares
Balance at beginning of year	638,999,563	11,332		566,468,440	6,927		551,715,904	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	9 ,738,842	543		2,947,748	179		9,749,878	537
Issued/cancelled under the Stock Option Plan and other Stock-Based Compensation Plans (Note 22)	1 ,763,389	80		3,039,597	122		5,002,174	192
Issued on the exchange of shares of a subsidiary corporation	227,850	2		24,105	1		484	–
Issued on the acquisition of a business (Note 12)	–	–		66,519,673	4,103		–	–
Balance at end of year	650,729,644	11,957	2.82	638,999,563	11,332	2.80	566,468,440	6,927	2.80
Share Capital		14,422			14,193			9,498
(1)	Dividend amounts in U.S. dollars. During the year ended October 31, 2012, we redeemed all of our Class B – Series 10 Preferred shares. Dividends declared for the year were $0.37 per share and 12,000,000 shares were outstanding at the time of dividend declaration.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

During the year ended October 31, 2012, we redeemed all of our U.S. dollar-denominated Non-cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to changes in the Canadian to U.S. dollar exchange rate upon redemption.

During the year ended October 31, 2011, we issued 11,600,000 3.9% Non-cumulative 5-year Rate Reset Class B Preferred shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

Preferred Share Rights and Privileges

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.

Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.

Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

156	BMO Financial Group 195th Annual Report 2012

Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 25 shares are redeemable at our option on August 25, 2016 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 shares carry a non-cumulative quarterly dividend of $0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and Series 26 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2012, we issued 11,730,081 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options (6,011,450 in 2011). During the year ended October 31, 2011, we also issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I. We did not issue any common shares through a public offering.

Normal Course Issuer Bid

On December 4, 2012, we announced our intention to initiate a normal course issuer bid to repurchase for cancellation up to 15,000,000 or 2.3% of the public float of our common shares. Any such repurchase is subject to the approval of OSFI and the Toronto Stock Exchange.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15,000,000 of our common shares, expired on December 15, 2011.

During the years ended October 31, 2012 and 2011, we did not repurchase any common shares.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), had issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. During the year ended October 31, 2012, all of these BMSCL shares were converted into 227,850 of our common shares.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

We may issue these common shares at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2012, we issued a total of 9,738,842 common shares (2,947,748 in 2011) under the plan.

Potential Share Issuances

As at October 31, 2012, we had reserved 11,389,669 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We also have reserved 15,801,966 common shares for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for

BMO Financial Group 195th Annual Report 2012	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain other items under Basel II. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

Our Common Equity Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.

•	The Basel II Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Common Equity Ratio calculated on a Basel II basis is defined as common shareholders’ equity less capital adjustments, divided by risk-weighted assets.
•	The Basel II Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2012	2011
Basel II Tier 1 Capital	25,896	25,071
Basel II Tier 2 Capital	4,773	5,921
Basel II Total Capital	30,669	30,992
Total Basel II Risk-Weighted Assets	205,230	208,672
Basel II Tier 1 Capital Ratio	12.62%	12.01%
Common Equity Ratio (Basel II basis)	10.54%	9.59%
Basel II Total Capital Ratio	14.94%	14.85%
Basel II Assets-to-Capital Multiple	15.19	13.74

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2012.

Note 22: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest over a four-year period starting from their grant date. Each tranche (i.e. the 25% portion that vests each year) is treated as a separate award with a different vesting period. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	16,989,499	84.28	15,232,139	48.74
Granted	2,526,345	56.00	1,798,913	57.78
Granted as part of the M&I acquisition	–	–	3,676,632	193.12
Exercised	1,766,318	40.17	3,040,825	37.34
Forfeited/cancelled	54,565	40.77	34,758	48.20
Expired	1,892,995	126.62	642,602	52.92
Outstanding at end of year	15,801,966	79.96	16,989,499	84.28
Exercisable at end of year	7,900,710	103.87	9,311,241	108.54
Available for grant	8,149,997		8,728,782
Outstanding stock options as a percentage of outstanding shares	2.43%		2.66%

Employee compensation expense related to this plan for the years ended October 31, 2012 and 2011 was $17 million and $17 million before tax, respectively ($16 million and $16 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2012 and 2011 was $79 million and $107 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2012 and 2011 was $47 million and $66 million, respectively.

Options outstanding and exercisable at October 31, 2012 and 2011 by range of exercise price were as follows:

(Canadian $, except as noted)						2012						2011
		Options outstanding		Options exercisable				Options outstanding		Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	1,660,235	6.1	34.12	1,174,327	6.1	34.12	2,390,156	5.5	34.49	1,415,975	4.4	34.73
$40.01 to $50.00	632,548	4.0	42.07	554,261	4.5	42.22	1,641,613	2.9	41.33	1,448,384	3.0	41.30
$50.01 to $60.00	7,906,485	6.6	55.67	2,247,120	5.0	55.09	5,955,238	6.2	55.49	1,564,485	4.1	54.77
$60.01 to $70.00	3,303,883	4.2	63.71	1,626,187	4.2	63.77	3,760,028	5.1	63.96	1,639,933	5.0	64.28
$70.01 and over (1)	2,298,815	3.7	230.42	2,298,815	3.7	230.42	3,242,464	3.9	219.15	3,242,464	3.9	219.15
(1)	Issued as part of the acquisition of M&I.

158	BMO Financial Group 195th Annual Report 2012

The following table summarizes nonvested stock option activity for the years ended October 31, 2012 and 2011:

(Canadian $, except as noted)		2012		2011
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Nonvested at beginning of year	7,678,258	8.70	7,698,441	7.93
Granted	2,526,345	5.53	1,798,913	10.60
Vested	2,299,347	8.28	1,819,096	7.33
Forfeited/cancelled	4,000	9.46	–	–
Nonvested at end of year	7,901,256	7.81	7,678,258	8.70

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2012	2011
Unrecognized compensation cost for nonvested stock option awards	9	12
Weighted-average period over which it will be recognized (in years)	2.3	2.5
Total intrinsic value of stock options exercised	31	72
Cash proceeds from stock options exercised	71	114
Actual tax benefits realized on stock options exercised	4	4
Weighted-average share price for stock options exercised	57.8	60.9

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2012 and 2011 was $5.54 and $3.87, respectively; of which, the weighted-average fair value of options granted as part of the M&I acquisition in 2011 was $2.22, for a total of 3,676,632 stock options. To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	2012	2011
Expected dividend yield	6.8% – 7.2%	5.5% – 6.4%
Expected share price volatility	21.3% – 22.3%	18.7% – 22.8%
Risk-free rate of return	1.5% – 1.8%	1.8% – 3.0%
Expected period until exercise (in years)	5.5 – 7.0	4.6 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2012 and 2011 was $56.00 and $57.78, respectively. The weighted-average exercise price on the grant date for the options granted as part of the M&I acquisition was $193.12 for the year ended October 31, 2011.

Stock-Based Compensation

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2012 and 2011 was $48 million and $45 million, respectively. There were 19,311,585 and 18,288,382 common shares held in this plan for the years ended October 31, 2012 and 2011, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2012 and 2011 totalled 6,379,562 and 5,154,479, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $310 million and $267 million in the years ended October 31, 2012 and 2011, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $152 million and $137 million as at October 31, 2012 and 2011, respectively. The deferred amount as at October 31, 2012 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2011). Employee compensation expense related to these plans for the years ended October 31, 2012 and 2011 was $280 million and $245 million before tax, respectively ($204 million and $176 million after tax, respectively).

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the fair value of the amount of compensation expense is recognized as an expense and a liability over the period from the grant date to payment date to employees. This liability is re-measured to fair value each reporting period. Amounts related to employees who are eligible to retire are expensed at the time of grant. Mid-term incentive plan units granted under these plans during the years ended October 31, 2012 and 2011 totalled 1,133,980 and 769,933, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2012 and 2011 was $65 million and $46 million, respectively. Payments made under these plans for the years ended October 31, 2012 and 2011 were $44 million and $22 million, respectively. The intrinsic value of the vested plan units recorded in other liabilities in our Consolidated Balance Sheet as at October 31, 2012 and 2011 was $85 million and $71 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2012 and 2011 was $48 million and $40 million before tax, respectively ($35 million and $29 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps with an external counterparty. Hedging gains recognized for the years ended October 31, 2012 and 2011 were $3 million and $1 million, respectively, resulting in net employee compensation expense of $45 million and $39 million before tax, respectively ($33 million and $28 million after tax, respectively).

A total of 14,695,481 and 14,586,051 mid-term incentive plan units were outstanding for the years ended October 31, 2012 and 2011, respectively.

BMO Financial Group 195th Annual Report 2012	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon the participant’s departure from the bank. The deferred incentive payments can be made in cash or shares.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2012 and 2011 totalled 360,596 and 298,256, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2012 and 2011 was $21 million and $18 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $262 million and $248 million as at October 31, 2012 and 2011, respectively. Payments made under these plans for the years ended October 31, 2012 and 2011 were $19 million and $13 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2012 and 2011 was $22 million and $7 million before tax, respectively ($16 million and $5 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2012 and 2011 of $9 million and $(2) million before tax, respectively, were also recognized, resulting in net employee compensation expense of $13 million and $9 million before tax, respectively ($9 million and $6 million after tax, respectively).

A total of 4,026,338 and 3,930,175 deferred incentive plan units were outstanding for the years ended October 31, 2012 and 2011, respectively.

Note 23:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for meeting our statutory obligations for funding of the pension plans. Some groups of employees are eligible to make voluntary contributions in order to receive enhanced benefits. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus the interest cost on plan liabilities less the expected return on plan assets.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Pension and Other Employee Future Benefit Liabilities

We have the following types of benefit liabilities: defined benefit and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.

Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ cash flows.

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.

At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take

160	BMO Financial Group 195th Annual Report 2012

into consideration bond yields. Long-term returns are then estimated for global equity markets. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.

Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

For pension benefit plans that are in a net benefit asset position, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling).

Funding of Pension and Other Employee Future Benefit Plans

Our statutory pension plans in Canada and the U.S. are funded by us and the assets in these plans are used to pay benefits to retirees.

Our supplementary pension plans in Canada are funded, while in the U.S. the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets as at October 31 for our Canadian and U.S. plans. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2012. The next funding valuation for this plan will be performed as at October 31, 2013. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2012.

Summarized information for the past two years is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Defined benefit liability	6,012	5,124	1,149	952
Fair value of plan assets	5,802	5,338	81	72
Surplus (deficit)	(210)	214	(1,068)	(880)
(Gain) loss in the benefit liability arising from changes in assumptions	693	73	154	(66)
(Excess) shortfall of actual returns over expected returns on plan assets	(177)	87	(4)	(1)

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of 2012 and 2011 and the target allocations for 2012 are as follows:

	Pension benefit plans			Other employee future benefit plans
	Target 2012	Actual 2012	Actual 2011	Target 2012	Actual 2012	Actual 2011
Equities	40%	39%	47%	50%	50%	50%
Fixed income investments	45%	47%	44%	50%	49%	49%
Other	15%	14%	9%	–	1%	1%

Certain comparative figures have been reclassfied to conform with the current year’s presentation.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Annual Benefits Expense
Benefits earned by employees	186	163	18	21
Interest cost on accrued benefit liability	266	253	53	53
Actuarial loss recognized in expense	1	–	1	–
Plan amendment costs recognized in expense	–	25	(3)	(3)
Expected return on plan assets (1)	(313)	(323)	(5)	(5)
Benefits expense	140	118	64	66
Canada and Quebec pension plan expense	67	64	–	–
Defined contribution expense	7	7	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	214	189	64	66

(1)	The actual return on plan assets for the pension benefit plans and other employee future benefit plans was $490 million and $9 million in 2012, respectively ($236 million and $6 million in 2011, respectively).

BMO Financial Group 195th Annual Report 2012	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012		2011
Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	10	11	14		14
Average period until benefits are vested (in years)	na	na	11		11
Discount rate at beginning of year	5.1%	5.2%	5.6%		5.4%
Expected long-term rate of return on plan assets	5.9%	6.3%	7.0%		7.0%
Rate of compensation increase	3.3%	3.2%	3.2%		3.0%
Assumed overall health care cost trend rate	na	na	5.4%	(1)	5.6%	(2)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.
na –	not applicable

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Benefit liability
Benefit liability at beginning of year	5,124	4,839	952	975
Opening adjustment for acquisitions	–	17	–	–
Benefits earned by employees	186	163	18	21
Interest cost on benefit liability	266	253	53	53
Benefits paid to pensioners and employees	(264)	(243)	(29)	(30)
Voluntary employee contributions	10	9	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	693	73	154	(66)
Plan settlement	–	1	–	–
Plan amendments (b)	–	25	–	–
Other, primarily foreign exchange	(3)	(13)	1	(1)
Benefit liability at end of year	6,012	5,124	1,149	952
Wholly or partially funded benefit liability	5,938	5,066	102	102
Unfunded benefit liability	74	58	1,047	850
Total benefit liability	6,012	5,124	1,149	952
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	4.2%	5.1%	4.4%	5.6%
Rate of compensation increase	2.9%	3.3%	3.2%	3.2%
Assumed overall health care cost trend rate	na	na	5.4% (1)	5.5% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,338	5,185	72	67
Expected return on plan assets	313	323	5	5
(Shortfall) excess of actual returns over expected returns on plan assets	177	(87)	4	1
Employer contributions	223	171	29	30
Voluntary employee contributions	10	9	–	–
Benefits paid to pensioners and employees	(264)	(239)	(29)	(30)
Settlement payments	–	(3)	–	–
Other, primarily foreign exchange	5	(21)	–	(1)
Fair value of plan assets at end of year	5,802	5,338	81	72
Plan funded status	(210)	214	(1,068)	(880)
Unrecognized actuarial (gain) loss (a)	675	160	83	(68)
Unrecognized (benefit) of plan amendments (b)	–	–	(4)	(7)
Net benefit asset (liability) at end of year	465	374	(989)	(955)
Recorded in:
Other assets	508	411	–	–
Other liabilities	(43)	(37)	(989)	(955)
Net benefit asset (liability) at end of year	465	374	(989)	(955)

The plans paid $4 million for the year ended October 31, 2012 ($4 million in 2011) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2012 and 2011.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na –	not applicable

162	BMO Financial Group 195th Annual Report 2012

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Unrecognized actuarial (gain) loss at beginning of year	160	–	(68)	–
(Gain) loss on the benefit liability arising from changes in assumptions	693	73	154	(66)
Shortfall (excess) of actual returns over expected returns on plan assets	(177)	87	(4)	(1)
Recognition in expense of a portion of the unrecognized actuarial loss	(1)	–	(1)	–
Impact of foreign exchange and other	–	–	2	(1)
Unrecognized actuarial (gain) loss at end of year	675	160	83	(68)

(b)	A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Unrecognized (benefit) of plan amendments at beginning of year	–	–	(7)	(10)
Cost of plan amendments initiated during the year	–	25	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	–	(25)	3	3
Impact of foreign exchange and other	–	–	–	–
Unrecognized (benefit) of plan amendments at end of year	–	–	(4)	(7)

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjacent table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Pension		Other employee future benefits
(Canadian $ in millions, except as noted)		Benefit liability	Benefit expense	Benefit liability	Benefit expense
Discount rate (%)		4.2	5.1	4.4	5.6
Impact of:	1% increase ($)	(795)	(23)	(163)	(3)
	1% decrease ($)	997	28	209	4
Rate of compensation increase (%)		2.9	3.3	3.2	3.2
Impact of:	0.25% increase ($)	44	6	2	–
	0.25% decrease ($)	(42)	(6)	(1)	–
Expected rate of return on assets (%)		na	5.9	na	7.0
Impact of:	1% increase ($)	na	(53)	na	(1)
	1% decrease ($)	na	53	na	1
Assumed overall health care cost trend rate (%)		na	na	5.4 (1)	5.4 (1)
Impact of:	1% increase ($)	na	na	172	12
	1% decrease ($)	na	na	(137)	(9)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter

na –	not applicable

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Contributions to defined benefit plans	198	150	–	–
Contributions to defined contribution plans	7	7	–	–
Benefits paid directly to pensioners	25	21	29	30
Total	230	178	29	30

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2013 is approximately $158 million to our pension benefit plans and $41 million to our other employee future benefit plans.

BMO Financial Group 195th Annual Report 2012	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated Future Benefit Payments

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension benefit plans	Other employee future benefit plans
2013	295	41
2014	307	43
2015	324	45
2016	335	47
2017	346	49
2018-2022	1,911	285

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gain (loss) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period.

Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from: a transaction or event which is recognized in either other comprehensive income or directly in equity.

Included in deferred income tax assets is $92 million related to Canadian tax loss carryforwards that will expire in 2030 to 2032 and $1,385 million related to U.S. operations that will expire in various amounts in U.S. taxation year from 2028 through 2032. On the evidence available, including management projections of income, management believes that there will be sufficient taxable income generated by our business operations to support these deferred tax assets.

Certain deferred tax assets have not been recognized because it is not probable that realization of these assets will occur. The amount of tax on temporary differences for which no deferred tax asset is recognized in the statement of financial position is $234 million.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2012 and 2011 are estimated to be $194 million and $200 million, respectively. The aggregate amount of temporary differences associated with investments in subsidiaries where no deferred tax liability is recognized as at October 31, 2012 and 2011 are $258 million and $258 million, respectively.

Components of Deferred Income Tax Balances

(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
Deferred Income Tax Assets
As at November 1, 2010	546	247	213	(1)	116	241	1,362
Acquisitions	1,136	(3)	67	–	781	144	2,125
Benefit (expense) to income statement	74	9	9	(3)	194	92	375
Benefit (expense) to equity	–	–	–	(40)	–	–	(40)
Translation and other	53	(1)	2	1	31	8	94
As at October 31, 2011 (1)	1,809	252	291	(43)	1,122	485	3,916
Benefit (expense) to income statement	(718)	21	18	–	355	(9)	(333)
Benefit (expense) to equity	–	–	–	10	–	–	10
Translation and other	6	–	1	(14)	–	1	(6)
As at October 31, 2012 (1)	1,097	273	310	(47)	1,477	477	3,587

(Canadian $ in millions)		Premises and equipment	Pension benefits	Goodwill and Intangible assets	Securities	Other	Total
Deferred Income Tax Liabilities
As at November 1, 2010		(184)	(150)	(95)	(193)	6	(616)
Acquisitions		(48)	(2)	47	–	3	–
Benefit (expense) to income statement		(30)	29	(223)	(3)	(29)	(256)
Translation and other		3	2	4	(1)	(11)	(3)
As at October 31, 2011 (2)		(259)	(121)	(267)	(197)	(31)	(875)
Benefit (expense) to income statement		(60)	(3)	36	48	18	39
Translation and other		(1)	–	(1)	1	(15)	(16)
As at October 31, 2012 (2)		(320)	(124)	(232)	(148)	(28)	(852)
(1)	Deferred tax assets of $2,906 million and $3,355 million as at October 31, 2012 and 2011, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $171 million and $314 million as at October 31, 2012 and 2011, respectively, are presented on the balance sheet net by legal jurisdiction.

164	BMO Financial Group 195th Annual Report 2012

Provision for Income Taxes (Canadian $ in millions)	2012	2011
Consolidated Statement of Income
Provision for (recovery of) income taxes
Current	756	1,034
Adjustments in respect of current tax for prior periods	(112)	(39)
Deferred
Origination and reversal of temporary differences	301	(121)
Effect of changes in tax rates	(7)	2
	938	876
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(26)	(40)
Gains (losses) on cash flow hedges	(48)	128
Hedging of unrealized gains (losses) on translation of net foreign operations	(13)	26
Total	851	990
Components of Total Provision for Income Taxes (Canadian $ in millions)	2012	2011
Canada: Current income taxes
Federal	316	608
Provincial	201	333
	517	941
Canada: Deferred income taxes
Federal	30	(29)
Provincial	17	(14)
	47	(43)
Total Canadian	564	898
Foreign: Current income taxes	50	140
Deferred income taxes	237	(48)
Total foreign	287	92
Total	851	990

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2012			2011
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,364	26.6%	(1)	1,125	28.2%	(1)
Increase (decrease) resulting from:
Tax-exempt income	(188)	(3.7)		(161)	(4.0)
Foreign operations subject to different tax rates	(30)	(0.6)		(80)	(2.0)
Change in tax rate for deferred income taxes	(7)	(0.1)		2	0.1
Run-off of structured credit activities	(67)	(1.3)		14	0.3
Adjustments in respect of current tax for prior periods	(112)	(2.2)		(39)	(1.0)
Other	(22)	(0.4)		15	0.4
Provision for income taxes and effective tax rate	938	18.3%		876	22.0%
(1)	The combined statutory tax rate changes during the year as a result of legislation that became substantively enacted with respect to the year.

BMO Financial Group 195th Annual Report 2012	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2012	2011
Unrecognized tax benefits, beginning of year	321	300
Increases related to positions taken during prior years	11	42
Increases related to positions taken during the current year	28	38
Decreases related to positions taken during prior years	(69)	(41)
Decreases due to lapse of statute of limitations	(43)	(14)
Settlements	–	(52)
Acquisitions	–	48
Unrecognized tax benefits, end of year	248	321

As at October 31, 2012 and 2011, the balance of our UTBs recorded in other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $248 million and $321 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.

We accrue applicable income tax-related penalties within income tax expense in our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2012 and 2011, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $14 million and $16 million, respectively. There was a net decrease of $2 million in the accrual for interest and penalties during the year ended October 31, 2012.

We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year
Canada	2005
United States	2009

Note 25: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share
(Canadian $ in millions, except as noted)	2012	2011
Net income attributable to Bank shareholders	4,115	3,041
Dividends on preferred shares	(136)	(146)
Net income available to common shareholders	3,979	2,895
Average number of common shares outstanding (in thousands)	644,407	591,403
Basic earnings per share (Canadian $)	6.18	4.90

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year, or on the date of issue if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share
(Canadian $ in millions, except as noted)	2012	2011
Net income available to common shareholders adjusted for dilution effect	3,989	2,935
Average number of common shares outstanding (in thousands)	644,407	591,403
Convertible shares	3,040	13,536
Stock options potentially exercisable (1)	6,353	7,928
Common shares potentially repurchased	(5,185)	(5,799)
Average diluted number of common shares outstanding (in thousands)	648,615	607,068
Diluted earnings per share (Canadian $)	6.15	4.84
(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 6,226,858 and 4,549,499 with weighted-average exercise prices of $132.63 and $100.73 for the years ended October 31, 2012 and 2011, respectively.

166	BMO Financial Group 195th Annual Report 2012

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services in two customer segments – personal banking and commercial banking. These include financial solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, telephone, online and mobile banking platforms, and automated banking machines (“ABMs”), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists. Effective in 2012, Private Client Group and P&C Canada entered into an agreement that changes the way they report financial results related to retail mutual fund sales. Prior periods have been restated.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to individuals and small and mid-sized business customers. We deliver services through our network of BMO Harris Bank branches, contact centre, online and mobile banking platforms, and ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions, including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe. Effective in 2012, PCG and P&C Canada entered into an agreement that changes the way they report financial results related to retail mutual fund sales. Prior periods have been restated.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a full-service North American financial services provider offering equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research, and institutional sales and trading. BMO CM operates in North America and in various locations around the world.

Corporate Services

Corporate Services consist of Corporate Units and Technology and Operations.

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only minor amounts are retained in Corporate Services results. As such, Corporate Services operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, the application of our expected loss provisioning methodology, credit related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, M&I acquisition-related costs, hedge of foreign currency risk on the purchase of M&I, adjustments to the collective allowance for credit losses and restructuring costs.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases IFRS revenues and the IFRS provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Provisions for Credit Losses

Provision for credit losses (PCL) are generally allocated to each group based on expected losses for that group, consistent with the use of our expected loss methodology for management reporting purposes. Differences between expected losses and reported actual PCL are included in our Corporate Services segment. Corporate Services also includes PCL related to the impaired real estate-secured assets transferred from P&C U.S. in 2011 and the provision related to interest accrued on impaired loans.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I stressed real estate-secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustments to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Impaired Real Estate-Secured Loans

During the year ended October 31, 2011, approximately $1 billion of impaired real estate-secured loans, comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our business to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using

BMO Financial Group 195th Annual Report 2012	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2012 (2)
Net interest income	4,342	2,433	555	1,180	298	8,808	5,326	3,428	54
Non-interest revenue	1,846	568	2,344	2,085	479	7,322	4,909	1,961	452
Total Revenue	6,188	3,001	2,899	3,265	777	16,130	10,235	5,389	506
Provision for credit losses	567	336	14	97	(249)	765	633	135	(3)
Amortization	153	191	67	39	253	703	403	292	8
Non-interest expense	3,043	1,710	2,150	1,914	718	9,535	5,691	3,617	227
Income before taxes and non-controlling interest in subsidiaries	2,425	764	668	1,215	55	5,127	3,508	1,345	274
Provision for income taxes	641	247	143	267	(360)	938	590	355	(7)
Reported net income	1,784	517	525	948	415	4,189	2,918	990	281
Non-controlling interest in subsidiaries	–	–	1	–	73	74	55	19	–
Net Income attributable to bank shareholders	1,784	517	524	948	342	4,115	2,863	971	281
Average Assets	162,068	61,534	20,304	251,562	48,796	544,264	332,882	190,801	20,581
Goodwill (As at)	122	2,593	808	194	–	3,717	447	3,177	93

2011 (2)
Net interest income	4,362	1,624	455	1,213	(180)	7,474	5,376	2,103	(5)
Non-interest revenue	1,806	348	2,130	2,086	99	6,469	4,726	1,445	298
Total Revenue	6,168	1,972	2,585	3,299	(81)	13,943	10,102	3,548	293
Provision for credit losses	547	201	10	119	335	1,212	671	533	8
Amortization	142	113	43	29	211	538	364	169	5
Non-interest expense	3,006	1,119	1,913	1,866	299	8,203	5,473	2,530	200
Income before taxes and non-controlling interest in subsidiaries	2,473	539	619	1,285	(926)	3,990	3,594	316	80
Provision for income taxes	700	187	143	383	(537)	876	805	69	2
Reported net income	1,773	352	476	902	(389)	3,114	2,789	247	78
Non-controlling interest in subsidiaries	–	–	–	–	73	73	54	19	–
Net Income attributable to bank shareholders	1,773	352	476	902	(462)	3,041	2,735	228	78
Average Assets	153,809	40,166	17,451	216,166	42,342	469,934	302,789	145,624	21,521
Goodwill (As at)	122	2,545	791	191	–	3,649	448	3,108	93
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Note 27: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and nine most senior executives in 2012 (12 in 2011).

Key Management Personnel Compensation

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2012	2011
Base salary and incentives	14	16
Share-based payments (1)	23	25
Total key management personnel compensation	37	41

Excluded from the above table are post-employment benefits of $2 million in 2012 and 2011. Termination benefits and other long-term benefits are $nil in 2012 and 2011.

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We provide certain banking services and loans to our key management personnel at market terms and conditions. Loans to key management personnel totalled $2 million and $2 million as at October 31, 2012 and 2011, respectively. Interest on these loans was less than $1 million in 2012 and 2011. There are no loans or mortgages to key management personnel that are at preferred rates.

Deferred Share Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than eight times their annual retainers as directors. Directors receive a minimum amount of their annual retainer fee in either common shares or deferred share units.

168	BMO Financial Group 195th Annual Report 2012

They may elect to take all or part of the remainder retainer fee in cash, or additional common shares or deferred share units.

Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $31 million and $34 million as at October 31, 2012 and 2011, respectively.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms that we offer to our customers for these services.

Our common share investment in a joint venture of which we own 50% totalled $442 million as at October 31, 2012 ($402 million in 2011).

Our investments in associates over which we exert significant influence totalled $291 million as at October 31, 2012 ($187 million in 2011).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Provisions and Contingent Liabilities

(a) Provisions

Provisions are recognized when we have an obligation as a result of past events, such as contractual commitments, legal or other obligations. We recognize as a provision the best estimate of the amount required to settle the obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within our control. Contingent liabilities are disclosed in our financial statements.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2012	2011
Balance at beginning of year	142	160
Additional provisions/increase in provisions	263	115
Provisions utilized	(136)	(99)
Amounts reversed	(32)	(35)
Exchange differences and other movements	–	1
Balance at end of year	237	142

(b) Legal Proceedings

BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities.

On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.

(c) Collateral

When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counter-party’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $31,972 million as at October 31, 2012 ($36,122 million in 2011).

The fair value of financial assets accepted as collateral that we have sold or repledged was $26,228 million as at October 31, 2012 ($28,115 million in 2011).

Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to or returned by the counterparty at the end of the contract.

(d) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2012	2011	November 1, 2010
Cash resources	2,288	1,879	2,341
Securities
Issued or guaranteed by Canada	8,813	12,432	10,314
Issued or guaranteed by a Canadian province, municipality or school corporation	4,000	4,477	3,087
Other securities	30,463	20,964	30,242
Mortgages, securities borrowed or purchased under resale agreements and other	62,025	62,388	66,706
Total assets pledged (1) (2)	107,589	102,140	112,690

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2012	2011	November 1, 2010
Assets pledged to:
Clearing systems, payment systems and depositories	1,150	1,150	1,025
Bank of Canada	2,415	2,436	2,305
Foreign governments and central banks	2	447	229
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	28,155	22,038	38,097
Securities borrowing and lending	19,215	19,239	16,911
Derivatives transactions	9,089	7,306	7,620
Mortgages	43,227	45,517	43,849
Other	4,336	4,007	2,654
Total (1) (2)	107,589	102,140	112,690

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the collateral section of this note.

(1)	Excludes rehypothicated assets of $7,370 million ($9,546 million in 2011) pledged in relation to securities borrowing transactions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

BMO Financial Group 195th Annual Report 2012	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, as at October 31, 2012 our related commitments were $3,280 million ($2,074 million in 2011).

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market price, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. Some of the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. We calculate fair value using management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Instruments Whose Book Value Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related liabilities, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. The fair value of securities that are not traded in an active market are modelled using implied yields derived from the prices of actively traded similar government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. If independent prices are not available, fair value is determined using cash flow models that make maximum use of market observable inputs or benchmark prices to similar instruments. Mortgage-backed security assumptions include the discount rate, expected prepayments, credit spreads, defaults and recoveries. Collateralized mortgage obligation assumptions include expected prepayment, default and recovery.

Corporate Debt Securities

The fair value of corporate debt securities is determined using the most recently executed transaction prices. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads observed through independent dealers, brokers, and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

Privately Issued Securities

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue and other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate that the estimates of fair value are reasonable by independently obtaining multiple quotes of external market prices and values of inputs. We review the approach taken by third-party vendors by ensuring that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using the above assumption is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Derivative Instruments

A number of well established valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

170	BMO Financial Group 195th Annual Report 2012

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatility.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting arrangements and settlements through clearing houses.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates market observable prices of identical or comparable securities, and other inputs such as interest rate yield curves, option volatility and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Borrowed or Purchased Under Resale Agreements and Securities Lent or Sold Under Repurchase Agreements

The calculation of the fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs and assumptions, such as discounted cash flows.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Certain assets and liabilities including goodwill, intangible assets and total equity are not considered financial instruments and are therefore not fair valued in the following table.

BMO Financial Group 195th Annual Report 2012	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2012			2011			November 1, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	19,941	19,941	–	19,676	19,676	–	17,460	17,460	–
Interest bearing deposits with banks	6,341	6,341	–	5,980	5,980	–	5,157	5,157	–
Securities	128,324	128,492	168	122,115	122,263	148	119,512	119,560	48
Securities borrowed or purchased under resale agreements	44,238	44,238	–	37,970	37,970	–	28,102	28,102	–
Loans
Residential mortgages	87,870	88,554	684	81,075	82,229	1,154	74,782	76,256	1,474
Consumer instalment and other personal	61,436	61,014	(422)	59,445	58,058	(1,387)	51,159	50,126	(1,033)
Credit cards	7,814	7,573	(241)	8,038	8,038	–	7,777	7,777	–
Businesses and governments	93,175	91,712	(1,463)	84,883	82,934	(1,949)	66,512	64,462	(2,050)
	250,295	248,853	(1,442)	233,441	231,259	(2,182)	200,230	198,621	(1,609)
Customers’ liability under acceptances	8,019	7,966	(53)	7,227	7,146	(81)	7,001	6,864	(137)
Allowance for credit losses (1)	(1,706)	–	1,706	(1,783)	–	1,783	(1,964)	–	1,964
Total loans and customers’ liability under acceptances, net of allowance for credit losses	256,608	256,819	211	238,885	238,405	(480)	205,267	205,485	218
Derivative instruments	48,071	48,071	–	55,113	55,113	–	49,086	49,086	–
Premises and equipment	2,120	2,120	–	2,061	2,061	–	1,507	1,507	–
Goodwill	3,717	3,717	–	3,649	3,649	–	1,619	1,619	–
Intangible assets	1,552	1,552	–	1,562	1,562	–	812	812	–
Current tax assets	1,293	1,293	–	1,319	1,319	–	1,459	1,459	–
Deferred tax assets	2,906	2,906	–	3,355	3,355	–	1,078	1,078	–
Other assets	10,338	10,338	–	8,890	8,950	60	6,651	6,651	–
	525,449	525,828	379	500,575	500,303	(272)	437,710	437,976	266
Liabilities
Deposits	323,702	323,949	247	302,373	302,617	244	250,344	250,637	293
Derivative instruments	48,736	48,736	–	50,934	50,934	–	47,632	47,632	–
Acceptances	8,019	8,019	–	7,227	7,227	–	7,001	7,001	–
Securities sold but not yet purchased	23,439	23,439	–	20,207	20,207	–	14,245	14,245	–
Securities lent or sold under repurchase agreements	39,737	39,737	–	32,078	32,078	–	40,987	40,987	–
Current tax liabilities	404	404	–	591	591	–	570	570	–
Deferred tax liabilities	171	171	–	314	314	–	332	332	–
Other liabilities	46,596	47,111	515	52,846	53,673	827	49,953	50,545	592
Subordinated debt	4,093	4,297	204	5,348	5,507	159	3,776	3,947	171
Capital trust securities	462	636	174	821	982	161	1,187	1,354	167
Total equity	30,090	30,090	–	27,836	27,836	–	21,683	21,683	–
	525,449	526,589	1,140	500,575	501,966	1,391	437,710	438,933	1,223
Total fair value adjustment			(761)			(1,663)			(957)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

172	BMO Financial Group 195th Annual Report 2012

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2012			2011				November 1, 2010
	Valued using quoted market prices	Valued using models(with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,160	1,119	–	14,012	17	–	12,373	64	–
Canadian provincial and municipal governments	2,731	2,711	73	5,896	119	–	3,908	6	–
U.S. federal government	7,052	–	–	5,875	–	–	8,061	–	–
U.S. states, municipalities and agencies	204	165	78	389	212	–	848	206	–
Other governments	521	–	–	1,149	–	–	1,366	–	–
Mortgage-backed securities and collateralized mortgage obligations	–	766	372	562	1,194	494	859	2,396	780
Corporate debt	7,518	5,470	1,331	8,065	4,017	1,485	7,432	4,930	1,605
Corporate equity	19,822	10,016	–	23,706	2,733	–	27,239	631	–
	48,008	20,247	1,854	59,654	8,292	1,979	62,086	8,233	2,385
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	17,277	–	–	20,195	–	–	18,270	–	–
Canadian provincial and municipal governments	2,080	600	–	1,191	296	–	1,442	253	–
U.S. federal government	10,099	–	–	4,670	–	–	5,658	–	–
U.S. states, municipalities and agencies	85	3,753	9	550	3,052	25	–	4,237	20
Other governments	5,388	1,208	–	7,704	825	–	9,454	587	–
Mortgage-backed securities and collateralized mortgage obligations	3,140	3,683	–	5,087	913	–	683	1,059	20
Corporate debt	5,285	2,548	42	5,337	97	62	2,959	134	347
Corporate equity	106	137	942	197	214	1,011	137	229	435
	43,460	11,929	993	44,931	5,397	1,098	38,603	6,499	822
Other securities	128	–	526	84	–	493	128	–	537
Fair Value Liabilities
Securities sold but not yet purchased	22,729	710	–	20,207	–	–	14,245	–	–
Structured note liabilities and other note liabilities	–	5,247	–	–	5,085	–	–	4,747	–
	22,729	5,957	–	20,207	5,085	–	14,245	4,747	–
Derivative Assets
Interest rate contracts	7	38,180	3	14	37,817	167	24	33,767	217
Foreign exchange contracts	35	8,010	–	31	10,422	–	45	10,080	–
Commodity contracts	1,132	100	–	1,473	138	–	2,207	382	–
Equity contracts	20	342	5	3,869	461	6	1,028	617	8
Credit default swaps	–	200	37	–	648	67	–	551	160
	1,194	46,832	45	5,387	49,486	240	3,304	45,397	385
Derivative Liabilities
Interest rate contracts	7	37,037	20	22	35,849	38	38	32,255	48
Foreign exchange contracts	9	7,496	2	23	9,884	–	20	9,517	–
Commodity contracts	1,463	278	–	1,520	320	–	2,087	501	–
Equity contracts	78	2,146	44	141	2,192	65	53	2,109	71
Credit default swaps	–	154	2	–	878	2	–	930	3
	1,557	47,111	68	1,706	49,123	105	2,198	45,312	122
Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

BMO Financial Group 195th Annual Report 2012	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at October 31, 2012 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities are mortgage backed securities and collateralized mortgage obligations of $372 million. The fair value of these securities is determined using benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Within Level 3 trading securities is corporate debt of $1,208 million that relates to securities which are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for these structured products is performed on an aggregate basis and is described in the discussion of derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $638 million that relates to U.S. Federal Reserve Banks and U.S. Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $304 million that relates to private equity investments. The valuation of these investments requires management judgment due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis for the category is not performed.

Within derivative assets and derivative liabilities as at October 31, 2012 was $40 million and $22 million, related to the mark-to-market of credit default swaps and total return swaps, respectively, on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal.

Key inputs to the models are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2012 and 2011.

During the year ended October 31, 2012, $24 million of available-for-sale corporate debt securities, $12 million of trading corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year.

During the year ended October 31, 2012, derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million, of which $124 million were sold during the year ended October 31, 2011. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional equity in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

174	BMO Financial Group 195th Annual Report 2012

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2012 (Canadian $ in millions)	Balance, October 31, 2011	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2012	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	3	–	75	–	–	–	–	78	3
Canadian provincial and municipal governments	–	5	–	68	–	–	–	–	73	5
Mortgage-backed securities and collateralized mortgage obligations	494	12	–	–	(167)	(58)	105	(14)	372	11
Corporate debt	1,485	35	–	20	(214)	(1)	18	(12)	1,331	38
Total trading securities	1,979	55	–	163	(381)	(59)	123	(26)	1,854	57
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	–	(1)	–	–	(16)	1	–	9	(3)
Mortgage-backed securities and collateralized mortgage obligations	–	–	–	–	–	–	–	–	–	–
Corporate debt	62	–	5	25	(8)	(18)	–	(24)	42	6
Corporate equity	1,011	(3)	15	148	(217)	(12)	–	–	942	15
Total available-for-sale securities	1,098	(3)	19	173	(225)	(46)	1	(24)	993	18
Other Securities	493	10	–	102	(79)	–	–	–	526	10
Total other securities	493	10	–	102	(79)	–	–	–	526	10
Derivative Assets
Interest rate contracts	167	(6)	–	–	–	(158)	–	–	3	(6)
Equity contracts	6	(1)	–	1	–	(1)	–	–	5	(1)
Credit default swaps	67	(35)	–	5	–	–	–	–	37	(35)
Total derivative assets	240	(42)	–	6	–	(159)	–	–	45	(42)
Derivative Liabilities
Interest rate contracts	38	(23)	–	5	–	–	–	–	20	23
Equity contracts	65	27	–	1	(35)	(5)	–	(9)	44	(7)
Foreign exchange contracts	–	2	–	–	–	–	–	–	2	(2)
Credit default swaps	2	–	–	–	–	–	–	–	2	–
Total derivative liabilities	105	6	–	6	(35)	(5)	–	(9)	68	14

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2012 are included in trading revenues (losses) in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2012 are included in Accumulated Other Comprehensive Income.

BMO Financial Group 195th Annual Report 2012	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2011 (Canadian $ in millions)	Balance, November 1, 2010	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2011	Unrealized gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	780	(20)	–	–	(12)	(47)	–	(207)	494	(17)
Corporate debt	1,605	6	–	42	(2)	(27)	–	(139)	1,485	(26)
Total trading securities	2,385	(14)	–	42	(14)	(74)	–	(346)	1,979	(43)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	6	1	23	(18)	(7)	–	–	25	1
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	–	–	–	–	(20)	–	–
Corporate debt	347	–	(5)	–	(132)	(148)	–	–	62	–
Corporate equity	435	9	(6)	657	(84)	–	–	–	1,011	6
Total available-for-sale securities	822	15	(10)	680	(234)	(155)	–	(20)	1,098	7
Other Securities	537	65	–	55	(164)	–	–	–	493	–
Total other securities	537	65	–	55	(164)	–	–	–	493	–
Derivative Assets
Interest rate contracts	217	9	–	8	–	(68)	1	–	167	158
Equity contracts	8	8	–	–	–	(4)	–	(6)	6	9
Credit default swaps	160	(9)	–	3	–	(9)	–	(78)	67	67
Total derivative assets	385	8	–	11	–	(81)	1	(84)	240	234
Derivative Liabilities
Interest rate contracts	48	–	–	4	–	(10)	–	(4)	38	(42)
Equity contracts	71	10	–	3	–	(10)	–	(9)	65	(65)
Credit default swaps	3	(1)	–	–	–	–	–	–	2	(1)
Total derivative liabilities	122	9	–	7	–	(20)	–	(13)	105	(108)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2011 are included in trading revenue (losses) in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2011 are included in Accumulated Other Comprehensive Income.

176	BMO Financial Group 195th Annual Report 2012

Note 30: Transition to International Financial Reporting Standards

The differences between our Canadian GAAP accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, resulted in measurement and recognition differences on transition to IFRS. The net impact of these differences was recorded in opening retained earnings as of November 1, 2010, affecting equity, with the exception of the accumulated other comprehensive loss on the translation of foreign operations (described below under cumulative translation differences), as this was already recorded in equity. These impacts also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which had no impact on our capital ratios. The impact on Basel II ratios will be phased in over five quarters.

The following is a discussion of our first-time adoption transition elections under IFRS 1, the standard for first-time adoption, and the significant accounting changes resulting from our adoption of IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet as at November 1, 2010 was restated as though we had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our opening consolidated balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected

We have elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the current standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•	Share-based payment transactions – We have elected not to retroactively apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to retroactively apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that were settled prior to the transition date.

•

Cumulative translation differences – We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Designation of previously recognized financial instruments – We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading under Canadian GAAP and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third-party securitization program, which were derecognized under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

•

Insurance contracts – IFRS 1 provides the option to apply the transitional provisions in IFRS 4, Insurance Contracts, which allow us to follow our existing accounting policies related to our insurance related activities, as described in Note 16.

Mandatory Exemptions to Retroactive Application

We have applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.
•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by us under Canadian GAAP are consistent with their application under IFRS.
•	Derecognition of financial assets and financial liabilities – We applied retroactively to transfers that occurred on or after January 1, 2004.

BMO Financial Group 195th Annual Report 2012	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Balance Sheet as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our Consolidated Balance Sheet reported in accordance with Canadian GAAP to our Consolidated Balance Sheet reported in accordance with IFRS as at the transition date of November 1, 2010:

(Canadian $ in millions)	Canadian GAAP balances	Consolidation(a,t)	Asset securitization(b,t)	Pension and other employee future benefits(c)	Non-controlling interest(d)	Translation of net foreign operations(e)	Reinsurance(f)	Other(g)-(t)	Total IFRS adjustments	IFRS balances
Assets
Cash and cash equivalents	17,368	27	65	–	–	–	–	–	92	17,460
Interest bearing deposits with banks	3,186	1,971	–	–	–	–	–	–	1,971	5,157
Securities	123,399	4,670	(8,387)	–	–	–	–	(170)	(3,887)	119,512
Securities borrowed or purchased under resale agreements	28,102	–	–	–	–	–	–	–	–	28,102
Loans	178,521	(1,975)	30,595	–	–	–	–	90	28,710	207,231
Allowance for credit losses	(1,878)	56	(138)	–	–	–	–	(4)	(86)	(1,964)
Other assets	62,942	(561)	(38)	(1,048)	–	–	873	44	(730)	62,212
Total assets	411,640	4,188	22,097	(1,048)	–	–	873	(40)	26,070	437,710
Liabilities
Deposits	249,251	2,079	(986)	–	–	–	–	–	1,093	250,344
Other liabilities	135,933	1,801	23,286	171	(1,338)	–	873	(6)	24,787	160,720
Subordinated debt	3,776	–	–	–	–	–	–	–	–	3,776
Capital trust securities	800	445	–	–	–	–	–	(58)	387	1,187

Shareholders’ Equity
Share capital	9,498	–	–	–	–	–	–	–	–	9,498
Contributed surplus	92	–	–	–	–	–	–	(1)	(1)	91
Retained earnings	12,848	(137)	22	(1,219)	–	(1,135)	–	(198)	(2,667)	10,181
Accumulated other comprehensive income (loss)	(558)	–	(225)	–	–	1,135	–	60	970	412
Total shareholders’ equity	21,880	(137)	(203)	(1,219)	–	–	–	(139)	(1,698)	20,182
Non-controlling interest in subsidiaries	–	–	–	–	1,338	–	–	163	1,501	1,501
Total equity	21,880	(137)	(203)	(1,219)	1,338	–	–	24	(197)	21,683
Total liabilities and equity	411,640	4,188	22,097	(1,048)	–	–	873	(40)	26,070	437,710

Reconciliation of Equity as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our equity reported in accordance with Canadian GAAP to our equity reported in accordance with IFRS:

(Canadian $ in millions)	November 1, 2010	October 31, 2011
As reported under Canadian GAAP	21,880	28,123
Reclassification of non-controlling interest in subsidiaries to equity under IFRS	1,338	1,348
Share Capital	–	142
Contributed Surplus	(1)	–
Retained Earnings
Consolidation (a)	(137)	(214)
Asset securitization (b)	22	(88)
Pension and other employee future benefits (c)	(1,219)	(1,158)
Translation of net foreign operations (e)	(1,135)	(1,135)
Business combinations (o)	–	(62)
Other	(198)	(237)
Accumulated Other Comprehensive Income (Loss)
Consolidation (a)	–	2
Asset securitization (b)	(225)	(205)
Translation of net foreign operations (e)	1,135	1,135
Other	60	50
Non-controlling interest in subsidiaries (d)	163	135
As reported under IFRS	21,683	27,836

178	BMO Financial Group 195th Annual Report 2012

Reconciliation of Net Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our net income reported in accordance with Canadian GAAP to our net income reported in accordance with IFRS:

(Canadian $ in millions)	Year ended October 31, 2011
Net income as reported under Canadian GAAP	3,266
Add back: non-controlling interest	73
Differences increasing (decreasing) reported net income:
Consolidation (a) (1)	(77)
Asset securitization (b) (1)	(110)
Pension and other employee future benefits (c)	61
Business combinations (o)	(62)
Other	(37)
Net income as reported under IFRS	3,114
Attributable to:
Bank shareholders	3,041
Non-controlling interest in subsidiaries	73
(1)	Includes increase in collective allowance of $34 million for the year ended October 31, 2011.

Reconciliation of Comprehensive Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our comprehensive income reported in accordance with Canadian GAAP to our comprehensive income in accordance with IFRS:

(Canadian $ in millions)	Year ended October 31, 2011
Comprehensive income as reported under Canadian GAAP	3,508
Add back: non-controlling interest	73
Differences increasing (decreasing) reported comprehensive income:
Consolidation (a)	(75)
Asset securitization (b)	(90)
Pension and other employee future benefits (c)	61
Business combinations (o)	(62)
Other	(47)
Comprehensive income as reported under IFRS	3,368
Attributable to:
Bank shareholders	3,295
Non-controlling interest in subsidiaries	73

Changes to the Consolidated Statement of Cash Flows

Under Canadian GAAP, we classified the net changes in loans and securities borrowed or purchased under resale agreements as Cash Flows from Investing Activities and the net changes in deposits and securities lent or sold under repurchase agreements as Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows. Under IFRS, we classify the net changes in loans, deposits, securities lent or sold under repurchase agreements and securities borrowed or purchased under resale agreements as Cash Flows from Operating Activities in accordance with IAS 7 Cash Flow Statements, which requires this classification for our main revenue-producing activities.

Under Canadian GAAP, we classified the net changes in securities sold but not yet purchased as Cash Flows from Financing Activities. Under IFRS, we classify the net changes in securities sold but not yet purchased as Cash Flows from Operating Activities, in accordance with IAS 7 Cash Flow Statements, which requires this classification for instruments used for trading purposes.

Under Canadian GAAP, we classified the proceeds from securitization of loans as Cash Flows from Investing Activities. Under IFRS, as the loans sold through securitization programs do not qualify for derecognition, they are classified as Cash Flows from Operating Activities.

Explanation of Differences

(a) Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course of business. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated was determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares led to consolidation, unless control did not rest with the majority owners. Under the VIE model, VIEs were consolidated if the investments we held in these entities or the relationships we had with them resulted in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualified as a QSPE was not consolidated.

Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether or not the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether or not these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

We consolidated certain SPEs under IFRS that were not consolidated under Canadian GAAP, including our credit protection vehicle, our structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. For five of our eight Canadian customer securitization vehicles and certain structured finance vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

BMO Financial Group 195th Annual Report 2012	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information on all our SPEs, including total assets and our exposure to loss is included in Note 9.

(b) Asset securitization

Securitization primarily involves the sale of loans originated by us to trusts (“securitization vehicles”). Under Canadian GAAP, we accounted for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans was given up and consideration other than notes issued by the securitization vehicle had been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in IAS 39. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized in our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain in our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that had not yet been sold to one of the securitization programs were recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 8.

(c) Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or of plan experience being different from management’s expectations for pension and other employee future benefit obligations. Under Canadian GAAP, these amounts were deferred and only amounts in excess of 10% of the greater of our plan asset or benefit liability balances were recorded in pension and other employee future benefit expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all previously unrecognized actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans. Under IFRS, we continue to defer actuarial gains and losses, consistent with the methodology under Canadian GAAP.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Under Canadian GAAP, these amounts were recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans. Under IFRS, plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Under Canadian GAAP, our actuaries valued our benefit liabilities using the projected unit benefit method. Under IFRS, our actuaries value our benefit liabilities using the projected unit credit method. The difference in methodology did not have a significant impact on our financial results.

Under Canadian GAAP, when plan assets exceeded the benefit liability of a defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the present value of the expected future economic benefit arising from the asset. Similarly to Canadian GAAP, IFRS limits the recognition of the surplus to the expected future economic benefit arising from the asset. However, the methodology for calculating the expected future economic benefit differs from that prescribed under Canadian GAAP. The difference in methodology did not have an impact on our financial results.

(d) Non-controlling interest

Under Canadian GAAP, non-controlling interest in subsidiaries (“NCI”) was reported as other liabilities. Under IFRS, NCI is reported as equity.

Under Canadian GAAP, the portion of income attributable to NCI was deducted prior to the presentation of net income in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and NCI. This difference had no impact on our capital ratios or return on equity.

(e) Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings. This difference had no impact on our capital ratios or return on equity.

(f) Reinsurance

Under Canadian GAAP, reinsurance assets related to our life insurance business were offset against the related insurance liabilities. Under IFRS, reinsurance assets and insurance liabilities are presented on a gross basis in our Consolidated Balance Sheet.

(g) Loan impairment

Under IFRS, we continue to write off loans on a basis consistent with the accounting under Canadian GAAP except that for the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries. This difference did not have a material impact on our opening retained earnings.

Under Canadian GAAP, we did not accrue interest income on loans classified as impaired. Under IFRS, once a loan is identified as impaired, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income using the original effective interest rate of the loan.

(h) Sale-leaseback transactions

Under Canadian GAAP, gains or losses from sale-leaseback transactions were deferred and amortized over the lease term, regardless of the type of lease that was entered into. Under IFRS, if the new lease is an operating lease and the sale took place at fair value, the resulting gains or losses from the sale-leaseback transaction are recognized immediately in income. This difference did not have a material impact on opening retained earnings.

(i) Stock-based compensation

Under Canadian GAAP, for grants of stock options with graded vesting, such as an award that vests 25% per year over four years, an entity could elect to treat the grant as one single award or to treat each tranche (i.e. the 25% portion that vests each year) as a separate award with a different vesting period. We elected to treat these stock option grants as one single award under Canadian GAAP, and the fair value of the award was recognized in expense on a straight-line basis over the vesting period. Under IFRS, each tranche must be treated as a separate award and the fair value of each tranche must be recognized in expense

180	BMO Financial Group 195th Annual Report 2012

over its respective vesting period. This difference did not have a material impact on our opening retained earnings.

(j) Loan origination costs

Under Canadian GAAP, loan origination costs are deferred and amortized over the term of the resulting loan. Under IFRS, only loan origination costs that are directly attributable and incremental to the origination of a loan can be deferred and amortized over the term of the resulting loan. This difference resulted in a $41 million decrease in opening retained earnings.

(k) Transaction costs

Under Canadian GAAP, our practice was to expense transaction costs on deposit liabilities. Under IFRS, direct and incremental transaction costs on deposit liabilities are deferred and recorded as a reduction of the initial value of the deposit and amortized over the term of the deposit liability. This difference did not have a material impact on our opening retained earnings.

(l) Available-for-sale securities

Under Canadian GAAP, available-for-sale securities were recorded at amortized cost if their sale was restricted. Under IFRS, available-for-sale securities are recorded at fair value even if their sale is restricted. This difference did not have a material impact on our opening retained earnings.

(m) Premises and equipment

Canadian GAAP did not require that significant components of premises and equipment be amortized separately. Under IFRS, significant components of premises and equipment are amortized separately. This difference resulted in a $38 million decrease in opening retained earnings.

(n) Customer loyalty programs

Under Canadian GAAP, we recorded revenues and expenses related to our reward programs on a net basis. Under IFRS, we are required to record revenues and expenses related to certain of our reward programs on a gross basis. This difference did not have a material impact on our opening retained earnings.

(o) Business combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date. Consequently, business combinations concluded prior to November 1, 2010 have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010 is equal to the carrying amount as at that date under Canadian GAAP.

For the acquisitions of M&I and LGM that occurred in fiscal 2011, our comparative year, we have made the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price was based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, the recorded values of goodwill and common shares were increased by $142 million as at October 31, 2011, to reflect the re-measurement of our common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs were capitalized and classified as goodwill. IFRS requires that acquisition costs be expensed. As a result, goodwill was reduced by $91 million as at October 31, 2011; of this amount, $86 million related to the acquisition of M&I and $5 million related to the acquisition of LGM.

Contingent consideration

Under Canadian GAAP, contingent consideration was recorded when the amount could be reasonably estimated and the outcome of the contingency could be determined beyond a reasonable doubt. Any subsequent change in the amount of contingent consideration was generally recorded as an adjustment to goodwill. Under IFRS, contingent consideration is recognized initially at fair value as part of the purchase price. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are recognized in profit or loss. As a result, goodwill was increased by $13 million for contingent consideration and reduced by $5 million for acquisition costs noted above, for a total increase in goodwill of $8 million for the LGM acquisition as at October 31, 2011.

(p) Merchant banking investments

Under Canadian GAAP, our merchant banking investments were accounted for at fair value, with changes in fair value recorded in income as they occurred. Under IFRS, we elected as of the transition date to designate certain of these investments at fair value through profit or loss. Subsequent changes in fair value are recorded in income as they occur. Merchant banking investments that we have not designated at fair value through profit or loss are accounted for as either available-for-sale securities, investments accounted for using the equity method of accounting, or loans, depending on the characteristics of each investment. This difference resulted in a $33 million decrease in opening retained earnings.

(q) Compound financial instruments

Under Canadian GAAP, Capital Trust Securities - Series B and C issued through BMO Capital Trust were classified as liabilities. Under IFRS, these Capital Trust Securities are classified as compound instruments comprising both a liability and an equity component. The equity component is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. This difference did not have a material impact on our opening retained earnings.

(r) Translation of preferred shares issued by a foreign operation

Under Canadian GAAP, preferred shares held by non-controlling interests in a self-sustaining foreign operation were translated at the current rate of exchange. IFRS requires that equity instruments of foreign operations be translated at the historical rate. This difference did not have a material impact on opening retained earnings.

(s) Income taxes

Under Canadian GAAP, the tax charge or credit on items recorded in other comprehensive income or equity was also recorded in other comprehensive income or equity, respectively, if recognized in the same period. Subsequent changes in tax rates and laws and the assessment of the recoverability of deferred tax for items previously recorded in other comprehensive income or in equity were recorded in profit or loss. Under IFRS, income tax relating to items recorded in other comprehensive income or equity is recorded in other comprehensive income or equity, respectively, whether the income tax is recorded in the same or a different period. This difference did not have a material impact on opening retained earnings.

(t) Allowance for credit losses

Under Canadian GAAP, certain assets related to securitization programs and special purpose entities were not consolidated on our balance sheet. Under IFRS, these assets are consolidated, increasing the allowance for credit losses by $86 million.

BMO Financial Group 195th Annual Report 2012	181

Principal Subsidiaries

Entities in which the bank owns more than 50% of the issued and outstanding voting shares	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	153
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	271
Bank of Montreal Finance Ltd.	Toronto, Canada	30
Bank of Montreal Holding Inc.	Calgary, Canada	23,210
Bank of Montreal Securities Canada Limited (1)	Toronto, Canada
BMO Nesbitt Burns Corporation Limited (1)	Toronto, Canada
BMO Nesbitt Burns Inc. and subsidiaries (1)	Toronto, Canada
BMO Finance Company II	Luxembourg, Luxembourg
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
BMO Reinsurance Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	632
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,157
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Finance Company I	Schuttrange, Luxembourg	598
BMO Financial Corp.	Chicago, United States	13,136
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Delaware Trust Company	Greenville, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
Harris Trade Services Limited	Hong Kong, China
M&I Distributors, LLC	Milwaukee, United States
M&I Investment Partners Management, LLC and subsidiaries	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO GP Inc.	Toronto, Canada	1
BMO Ireland Finance Company	Dublin, Ireland	16
BMO Life Insurance Company	Toronto, Canada	629
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	884
BMO (US) Lending, LLC	Chicago, United States	319
LGM (Bermuda) Limited	Hamilton, Bermuda	103
Lloyd George Investment Management (Bermuda) Limited and subsidiary	Hamilton, Bermuda
Lloyd George Investment Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Europe) Limited	London, England
Lloyd George Management (Singapore) Pte Ltd. and subsidiary	Singapore
(1)	Amalgamated with BMO Nesbitt Burns Inc. effective November 1, 2012.

The book value of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.

We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

182	BMO Financial Group 195th Annual Report 2012